
05010987

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier itech Holdings Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4801 FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dw

DAT : 9/7/05

CHEVALIER

(Incorporated in Bermuda with limited liability)

二零零四至二零零五年度年報

ANNUAL REPORT 2004 - 2005


35
CHEVALIER
ANNIVERSARY
SINCE 1970

目錄

財務日誌

事項	日期
中期業績公佈	二零零四年十二月十日
末期業績公佈	二零零五年七月十三日
截止過戶日期	
中期股息	二零零五年一月三日至七日
末期股息	二零零五年八月二十二日至二十六日
股東週年大會	二零零五年九月九日
派發股息	
中期股息每股港幣一仙	二零零五年一月十四日
末期股息每股港幣一仙	二零零五年九月十三日

財務概要

(所列帳項均為港幣)

下列為本集團截至二零零五年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	2001	2002	2003	2004	**2005**
財政項目 *(百萬元)*					
總資產	549	501	466	473	**463**
總負債	138	116	102	89	**82**
少數股東權益	0.18	0.18	0.19	0.17	**0.17**
股東資金	411	385	364	384	**381**
股本* *(發行股數(百萬))*	171	171	171	171	**171**
營業額	1,055	775	688	671	**687**
年度溢利(虧損)	8	(9)	(23)	23	**4**
每股計算* *(元)*					
盈利(虧損)	0.05	(0.05)	(0.13)	0.13	**0.02**
股息	0.10	0.05	–	0.05	**0.02**
資產淨值(按帳面值)	2.40	2.25	2.12	2.24	**2.23**

* *截至二零零一年至二零零三年三月三十一日止年度之計算乃經過調整，藉以反映於二零零三年六月，本公司之普通股股份由每股港幣0.10元至港幣0.50元之合併。*

營業額（百萬元）



01
1,055
02
775
03
688
04
671
05
687

年度溢利(虧損)（百萬元）



01
8
02
-9
03
-23
04
23
05
4

股東資金（百萬元）



01
411
02
385
03
364
04
384
05
381

資產淨值（每股計算）(元)



01
2.40
02
2.25
03
2.12
04
2.24
05
2.23

公司資料

執行董事

周亦卿 *(主席)*
馮伯坤 *(董事總經理)*
郭海生
簡嘉翰
周維正
周莉莉

獨立非執行董事

米原慎一
胡經昌
鄺文星

秘書

簡嘉翰

核數師

德勤•關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

東亞銀行
法國巴黎銀行
富邦銀行(香港)有限公司
香港上海滙豐銀行
上海商業銀行

律師

齊伯禮律師行
Appleby Spurling Hunter

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓
電話： (852) 2318 1818
傳真： (852) 2757 5138

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, Bermuda

香港股份登記及過戶分處

標準証券登記有限公司
香港灣仔告士打道五十六號
東亞銀行港灣中心地下

股份上市

香港聯合交易所有限公司
股份代號：508

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

網址

http://www.chevalier-itech.com

主席報告書

管理層討論及分析

回顧年內，本集團的整體表現不及去年，年內錄得純利港幣3,800,000元較去年港幣22,900,000元低。業績倒退乃由於若干直接投資項目的賬面值下降，以及按市價折算定息投資而產生未實現虧損所致。

電腦及商業機器部門之營業額增長12.2%至港幣432,000,000元，業務之經營溢利增長123%至港幣1,600,000元。縱使電腦產品之銷售增長25%，惟因商業機器市場萎縮，導致增長率較預期低。整體經濟復甦並未為傳統商業機器部門帶來足夠的增長動力。然而，由於價格相宜的新款手提電腦面世，帶動電腦產品的需求不斷增長。


CHEVALIER
其士集團
CHEVALIER GROUP

周亦卿博士
主席


Qosmio

東芝AV手提電腦



E-studio 4511彩色數碼影印機



OKI 彩色雷射打印機

回顧年內，網絡技術及電訊系統部門的業績錄得重大改善，儘管營業額由港幣119,000,000元輕微下降至港幣107,000,000元，但該部門於本年度成功轉虧為盈，從去年虧損港幣1,700,000元上升至溢利港幣500,000元。年內，該部門贏得多項主要合約，其中包括：

一. 為香港國際金融中心一期及商場、二期商場提供特低電壓系統保養服務，合約為期兩年；

二. 為地鐵設計、供應及安裝於國際金融中心二期閉路電視數碼影像儲存方案的合約；

三. 為香港特區政府多個部門供應、安裝、測試東芝牌商業電話系統及有關配套產品及提供保養服務，合約為期兩年；

四. 為位於將軍澳電視廣播有限公司的新電視城提供NEC電話交換機及周邊產品的服務合約；及

五. 為名氣通電訊有限公司客戶提供住宅無線區域網絡服務的合約。



為六星級酒店 —— 四季酒店進行大型電話交換機工程

經歷過去數年業績持續倒退後，技術及保養服務部門的表現隨著經濟復甦而漸趨穩定。該部門將繼續致力為客戶提供優質服務，並嚴格控制營運開支。



AVAYA Asia Pacific 主席Mark Leigh先生訪問其士泰國辦事處



其士為泰國石油公司PTTEP大樓安裝超過1,000台網絡電話，此乃2004年亞太區最大型之網絡電話項目

主席報告書

年內，投資市場波動導致本集團投資業務的營業額及盈利均錄得跌幅。為了減低投資風險及增加回報，本集團的投資組合已偏重於高息的結構性存款及債券。本集團將繼續審慎運用手上之流動資金。


THE PERFECT CUP
Pacific Coffee
Company®

年度以後事項

於結算日期後，本集團以總代價港幣205,000,000元收購Pacific Coffee (Holdings) Limited (「Pacific Coffee」)全部已發行股本，其中代價港幣60,000,000元為銀行借貸。Pacific Coffee主要從事咖啡產品貿易及經營咖啡店。該項收購已於二零零五年五月二十日完成，而通函亦已於二零零五年六月三十日寄發予本公司股東。Pacific Coffee現時在香港經營39間咖啡店及在新加坡經營6間咖啡店，所有店鋪均出售優質的烘焙咖啡、特色咖啡及享用及泡製咖啡所需之器具及配件。Pacific Coffee亦售賣品牌產品予批發客戶及供應咖啡予企業顧客。除了讓本集團抓緊在香港、中國及鄰近地區增長迅速及具盈利前景的特色咖啡業務所帶來的商機外，董事會更視該項收購為本集團多元化發展業務及擴闊收入來源的重要策略。

展望

全球經濟於二零零四年出現強勁增長後，預料於二零零五年將稍為放緩。美國加息將減慢經濟增長的速度，而近期油價上升亦可能為全球經濟增長帶來負面影響。國內方面，政府為控制市場上過熱的經濟活動實行宏觀調控措施，預料亦會遏止經濟增長。香港經濟雖於二零零四年明顯好轉，惟經濟活動仍難免受外圍因素影響。有鑒於此，本集團將繼續專注提升盈利能力，致力增加營業額之餘，同時也改善成本及開支結構，以及積極提升整體的營運效率。

經過多年來為精簡業務付出的努力，加上近期進軍特色餐飲業務市場，二零零五年可說是本集團的轉捩點。科技業務現已逐漸改善，而最近收購的Pacific Coffee更為本集團帶來前所未有的龐大商機。預期增長迅速的特色咖啡業務將於下一財政年度開始，為本集團帶來營業額及盈利貢獻，從而增加本集團的經常性收入。

展望未來，本集團在香港、中國及鄰近國家的現有核心業務及新增的餐飲業務均具有龐大的增長潛力。憑藉經驗豐富的專才及彼等所具備的專業知識，本集團已準備就緒，抓緊此等機遇。本集團將繼續以滿足客人的需求、提升盈利能力及股東價值為己任，矢志發展成為一家以客戶及市場主導的公司。



位於又一城的Pacific Coffee咖啡店

致謝

本人謹藉此機會，代表董事會對管理層及全體員工的努力、堅持及專業態度深表謝意。

主席
周亦卿

香港，二零零五年七月十三日

財務評述

於二零零五年三月三十一日，本集團之總資產淨值為港幣381,000,000元（二零零四年：港幣384,000,000元），較二零零四年減少港幣3,000,000元或1%。

總債務與資本比率為0.03%（二零零四年：0.04%）及淨債務與資本比率為無（二零零四年：無），此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣381,000,000元（二零零四年：港幣384,000,000元）而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣121,000元（二零零四年：港幣151,000元）。現金及銀行結存為港幣90,000,000元（二零零四年：港幣64,000,000元），於過往兩年並無借貸淨額。

本年度之財務費用為港幣1,000元（二零零四年：港幣22,000元），較二零零四年減少港幣21,000元。

本公司提供公司擔保總值港幣3,172,000元（二零零四年：港幣3,102,000元），作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

主要物業表

本集團之主要投資物業／自用物業物業詳列如下：

地點	用途	大約 樓面面積 *平方呎*	契約年期	集團 所佔權益 *百分率*
泰國				
No.540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis （位於曼谷市之商業大廈）	辦公室及 陳列室	21,300	永久業權	100
Condominium Unit, Room No.17/353, Soi Sukhumvit 4 (Nana-Tai), Sukhumvit Road, Klongton Subdistrick, Klongtoey District, Bangkok Metropolis （位於曼谷市之住宅大廈）	員工宿舍	900	永久業權	100
Unit No.303, 3rd Floor, Silom Complex, Silom Road, Bangrak District, Bangkok （位於曼谷市之商場）	商店	760	短期	100
Unit No.40-41, Fortune Town Department Store, 2nd Floor, Ratchaddapisek Road, Din Dang District, Bangkok （位於曼谷市之商場）	商店	580	短期	100
中國內地				
廣東省廣州市東山廣場 十八樓四、五、六及七室	辦公室	7,200	中期	100
上海金麗廣場十八樓B及F室	員工宿舍	1,800	長期	100
香港				
九龍長沙灣道八三三號 億利工業中心三樓五室	維修站	1,660	中期	100
灣仔駱克道八八號二十三樓	維修站	2,010	中期	100

董事會報告書

董事會將本公司及本集團截至二零零五年三月三十一日止年度報告書及經審核財務報告提呈各股東省覽。

主要業務

本公司之主要業務為投資控股，而其主要附屬公司及聯營公司之主要業務分別載於第53及54頁及財務報告附註第12項內。

本集團截至二零零五年三月三十一日止年度按業務及地區分類之營業額及其對本集團經營溢利之分析載於財務報告附註第21項內。

業績及撥用

本集團截至二零零五年三月三十一日止年度之業績載於第20頁之綜合收益表內。中期股息每股港幣1仙已於二零零五年一月十四日星期五以現金支付。董事會現建議派發末期股息每股港幣1仙。

股本

年度內，本公司股本之變動載於財務報告附註第19項內。

購股權計劃

年度內，本公司之購股權計劃可予認購股份詳情載於財務報告附註第26項內。

儲備

年度內，儲備的變動載於財務報告附註第20項內。

投資物業

年度內，投資物業的變動載於財務報告附註第9項內。

物業、廠房及設備

年度內，物業、廠房及設備的變動載於財務報告附註第10項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

本集團之五大供應商佔本集團本年度進貨額84%，而本集團之五大客戶佔本集團本年度銷售額31%。其中最大供應商及客戶分別佔本集團進貨額及銷售額為76%及11%。本公司各董事、其聯繫人士或任何股東(就各董事所知其擁有本公司已發行股本逾5%者)概無與本集團的五大供應商或五大客戶有任何權益。

主要物業

本集團於二零零五年三月三十一日之主要物業詳情載於第9頁。

僱員及薪酬制度

於二零零五年三月三十一日，本集團於全球僱用約570名全職員工。截至二零零五年三月三十一日止年度，員工總開支約為港幣79,000,000元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣439,000元。

主要附屬公司及聯營公司

本公司之各主要附屬公司及聯營公司之詳情分別載於第53至54頁及財務報告附註第12項內。

優先承讓權

本公司之細則並無優先承讓權之規定，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

年度內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事

年度內及截至本報告日期止之在任董事如下：

執行董事
周亦卿博士 *(主席)*
馮伯坤先生 *(董事總經理)*
郭海生先生
簡嘉翰先生
周維正先生 (於二零零五年四月十八日獲委任)
周莉莉小姐

獨立非執行董事
米原慎一先生
胡經昌先生
鄺文星先生 (於二零零四年九月三十日獲委任)

根據本公司之細則，周維正先生及鄺文星先生須於即將召開之股東週年大會上告退，惟願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之權益

周亦卿博士、馮伯坤先生、郭海生先生、簡嘉翰先生、周維正先生及米原慎一先生在若干合約中擁有權益，概因彼等乃其士國際集團有限公司(「其士國際」)之董事及／或實益擁有其士國際之權益。該等合約之詳情於下文「關連交易」詳盡披露。

除上文所述者外，本公司或其控股公司或其任何附屬公司或同母系附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

年度內，概無董事與本集團於任何構成競爭之業務中有任何權益。

關連交易

按香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)詮釋，本集團不時與被列作「關連人士」的其士國際及其附屬公司(「其士國際集團」)進行交易。聯交所於一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該項豁免，當每次其士國際之若干附屬公司與本集團於一般及日常業務範圍內進行關連交易，本公司無需以新聞通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

本集團以市值租金向其士國際之全資附屬公司租用下列物業：

業主	協議日期	租賃期	租用物業	期內租金 *(港幣)*
萬珠發展有限公司	二零零三年一月一日	兩年 由二零零三年一月一日開始	香港九龍灣宏開道八號 其士商業中心二十樓部份單位	68,584
拔創有限公司	二零零三年一月一日	兩年 由二零零三年一月一日開始	香港九龍灣常悅道二十一號 其士工程服務中心 六樓、七樓、八樓、九樓、十樓及十一樓部份單位	1,605,498

年度內，以上兩份租賃協議(「舊租賃協議」)的租金繳付予其士國際集團約為港幣1,670,000元。

於二零零四年十一月三日刊發的公佈，於二零零四年九月三十日提早終止舊租賃協議，與此同時，與其士國際集團訂立新租賃協議。

截至二零零五年三月三十一日止年度內，本公司進行下文所述之持續關連交易，根據於二零零四年三月三十一日生效之經修訂之上市規則(「新上市規則」)，該等交易為不獲豁免之持續關連交易。本公司之全資附屬公司－其士(商業系統)集團有限公司為租戶與下列其士國際的附屬公司為業主訂立以下的新租賃協議(「新租賃協議」)。該等交易詳情如下：

業主	協議日期	租賃期	租用物業	期內租金 *(港幣)*
威方發展有限公司	二零零四年九月三十日	兩年 由二零零四年十月一日開始	香港新界 粉嶺安樂邨安福街一號 其士貨倉大廈三樓部份單位	300,852
拔創有限公司	二零零四年九月三十日	兩年 由二零零四年十月一日開始	香港九龍灣常悅道二十一號 其士工程服務中心 六樓、七樓、八樓、九樓及十樓部份單位	1,785,696
銳中有限公司	二零零四年九月三十日	兩年 由二零零四年十月一日開始	香港九龍灣宏開道八號其士商業中心 十九樓及二十二樓部份單位	67,740

本年內，新租賃協議的租金繳付予其士國際集團約為港幣2,150,000元。

於二零零四年十一月三日刊發的公佈，就有關根據新上市規則構成的新租賃協議。根據新上市規則第14A.34條，該等交易須以申報及公佈形式予以披露；而根據新上市規則第14A章獲得豁免而毋須經由獨立股東批准。本公司將依照新上市規則第14A.37條至14A.40條及14A.45條至14A.47條之規定以申報及公佈形式予以披露。

所有舊租賃協議及新租賃協議(「該等交易」)的持續關連交易按照該等有關公司按市值租金以一般及日常業務過程中而達成。

該等交易已由本公司之獨立非執行董事審閱。本公司之獨立非執行董事已確認，該等交易乃按下列條款訂立：

(i) 於本集團之日常及一般業務過程中訂立；

(ii) 按正常商業條款，或(倘未有足夠可比較交易以裁定條款是否屬正常商業條款)按不遜於獨立第三方給予本集團之條款訂立；

(iii) 根據監管該等交易之有關協議；及

(iv) 按對本公司股東而言，屬公平合理及符合本公司整體股東利益之條款。

董事及主要行政人員之證券權益

於二零零五年三月三十一日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益－股份

		普通股股份數目			
董事名稱	身份	個人權益	公司權益	總數	權益概約百分比 (%)
周亦卿	實益擁有人及受控制公司之權益	6,815,854	86,994,933*	93,810,787	54.75
馮伯坤	實益擁有人	2,580,000	–	2,580,000	1.5
郭海生	實益擁有人	2,400,000	–	2,400,000	1.4
簡嘉翰	實益擁有人	451,200	–	451,200	0.26
米原慎一	實益擁有人	600	–	600	0.00035

* *周亦卿博士實益持有其士國際144,146,359股股份，佔其士國際股份約51.74%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份86,994,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙) 相聯公司權益－股份

董事名稱	相聯公司	普通股股份數目 身份	個人權益	總數	權益概約百分比 (%)
周亦卿	其士國際	實益擁有人	144,146,359	144,146,359	51.74
馮伯坤	其士國際	實益擁有人	93,479	93,479	0.03
郭海生	其士國際	實益擁有人	98,216	98,216	0.04
簡嘉翰	其士國際	實益擁有人	29,040	29,040	0.01
米原慎一	其士國際	實益擁有人	1,671	1,671	0.0006

除上文及下文之「購股權計劃」披露者外，於二零零五年三月三十一日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

其士國際股東及本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士科技計劃」)。其士國際股東於二零零二年九月二十日批准另一項其士國際購股權計劃(「其士國際計劃」)。其士科技計劃及其士國際計劃完全符合聯交所上市規則第十七章之規定。年度內，並無購股權根據其士科技計劃及其士國際計劃而授出、行使、註銷或失效。於年度初及年結，並無其士科技計劃及其士國際計劃尚未行使之購股權之權益。

董事服務合約

概無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

除於財務報告附註第28(a)項所述之本公司與其士國際集團簽訂的管理服務協議外，年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士，主席，現年六十九歲，為其士集團之創辦人。彼為其士國際之主席兼董事總經理，該公司為香港上市公司及本公司之主要股東。彼亦為萬順昌集團有限公司及邵氏兄弟（香港）有限公司之獨立非執行董事及電視廣播有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會會長。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。再者，周博士更於二零零四年獲香港特別行政區政府頒授金紫荊星章。彼為本公司執行董事周維正先生及周莉莉小姐之父親。周博士為其士（香港）有限公司（「其士香港」）及Firstland Company Limited（「Firstland」）之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。根據證券及期貨條例，其士香港、Firstland及其士國際擁有本公司股本中須予披露的權益。

馮伯坤先生，董事總經理，現年五十三歲，於一九七四年加入其士集團，彼為其士國際之董事，該公司為香港上市公司及本公司之主要股東。他為廣東省工商業聯合會及廣東省總商會之執行委員會顧問。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術，亦包括銷售商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與其士集團之投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。馮先生為其士香港及Firstland之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。根據證券及期貨條例，其士香港、Firstland及其士國際擁有本公司股本中須予披露的權益。

郭海生先生，董事，現年五十五歲，於一九七二年加入其士集團，彼為其士國際之董事總經理，該公司為香港上市公司及本公司之主要股東。彼為香港電梯業協會主席及國際電梯工程師協會香港—中國分會副主席，並為香港註冊升降機及自動梯工程師，彼更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。郭先生為其士香港及Firstland之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。根據證券及期貨條例，其士香港、Firstland及其士國際擁有本公司股本中須予披露的權益。

簡嘉翰先生，董事及公司秘書，現年五十四歲，於一九八六年加入其士集團，彼為其士國際之董事及公司秘書，該公司為香港上市公司及本公司之主要股東。彼為冠華國際控股有限公司及亞洲聯盟集團有限公司之獨立非執行董事。簡先生負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。彼持有香港大學頒發之理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。簡先生為其士香港及Firstland之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。根據證券及期貨條例，其士香港、Firstland及其士國際擁有本公司股本中須予披露的權益。

董事會報告書

周維正先生，董事，現年三十一歲，於二零零零年加入其士集團。彼為其士國際之董事，該公司為香港上市公司及本公司之主要股東。周先生負責其士集團的管道修復技術，建築工程以及投資業務的發展。周先生持有英國牛津大學工程碩士學位，亦為香港總商會工業及科技委員會主席，香港生產力促進局財務委員會成員及互聯網專業人員協會委員／理事，香港明天會更好基金顧問委員，仁濟醫院第二中學校董及香港台灣工商協會榮譽會長。周先生為本公司主席周亦卿博士之兒子及本公司執行董事周莉莉小姐之弟。周亦卿博士為其士香港及Firstland之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。根據證券及期貨條例，其士香港、Firstland及其士國際擁有本公司股本中須予披露的權益。

周莉莉小姐，董事，現年四十二歲，於一九九零年加入其士集團。彼負責本集團之策略性籌劃及業務發展。彼並為中國人民政治協商會議廣東省委員會委員、中國人民政治協商會議浙江省委員會港澳臺僑委員會之特邀委員及上海市婦女聯合會之執行委員。彼持有學士學位及為本公司主席周亦卿博士之千金，亦為本公司執行董事周維正先生之姊。

獨立非執行董事

米原愼一先生，現年五十四歲，於二零零一年加入董事會。彼於日本慶應大學畢業。米原先生於一九七四年加入Mitsui & Co., Ltd，並於二零零一年一月榮休。彼於一九八三年至一九九二年期間獲委任為三井物產（香港）有限公司機械部之總經理。米原先生在航空、電訊及資訊科技業務具有豐富經驗。

胡經昌先生，現年五十四歲，於二零零二年十月加入董事會。彼為利昌金舖有限公司常務董事，並為香港特別行政區東區區議會議員、香港中華總商會副司庫、香港特別行政區統計諮詢委員會委員、香港房屋委員會委員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。彼為聯交所上市公司有利集團有限公司、恒基兆業地產有限公司、恒基兆業發展有限公司、美麗華酒店企業有限公司及香港小輪（集團）有限公司之獨立非執行董事。

鄺文星先生，現年五十九歲，於二零零四年加入董事會。彼為專業會計師，並持有多倫多大學電機工程應用科學學士學位。鄺先生為香港會計師公會資深會員及為加拿大會計師公會會員。鄺先生在執業會計師羅兵咸永道會計師事務所工作逾三十二年，並由一九八零年起出任該會計師事務所合夥人一職，直至二零零二年六月三十日榮休。

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃（「公積金計劃」）之參與公司，此計劃之定義見職業退休計劃條例，屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免，並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金3.5%至16%比率注入供款。

根據政府法例，本集團選擇銀聯信託有限公司為強制性公積金（「強積金計劃」）服務供應商，自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲，並由本集團承聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金5%注入供款，惟每月薪金以港幣20,000元為上限。根據法例規定，有關利益須保留至六十五歲之退休年齡方可領取。

年度內，本集團在該等計劃之總供款為港幣3,917,000元，其中已扣除之已沒收供款為港幣206,000元，並已在綜合收益表中扣除。於年度結算日，為數港幣70,000元之已沒收供款可用以抵減僱主之未來供款。

主要股東之證券權益

於二零零五年三月三十一日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	持股數量		權益概約百分比 (%)
周亦卿	93,810,787	*(附註1及3)*	54.75
宮川美智子	93,810,787	*(附註2及3)*	54.75
其士國際	86,994,933	*(附註3)*	50.77
其士香港	13,471,200	*(附註3)*	7.86
Firstland	13,471,200	*(附註3)*	7.86

附註：

1. 根據證券及期貨條例，該等股份由周博士持有，包括(i) 6,815,854股個人權益，(ii)由法團所持有的86,994,933股；而周博士被視為持有(ii)的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批93,810,787股股份之權益。

3. 該等股份透過被視為受控制公司之權益的Firstland（於香港註冊成立之有限公司）持有。Firstland為其士香港（於香港註冊成立之有限公司）全資擁有之附屬公司；而其士香港亦為其士國際（於百慕達註冊成立之有限公司）全資擁有之附屬公司。根據證券及期貨條例第XV部，其士香港、其士國際、周博士及其配偶被視為間接擁有Firstland所持有13,471,200股股份之權益。

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零五年三月三十一日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本（附有權利在任何情況下可於本公司之股東大會上投票之股本）面值百分之五或以上權益。

董事會報告書

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃外，於本年度任何時間內，本公司或其任何控股公司或其任何附屬公司或同系附屬公司概無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

審核委員會

審核委員會乃按上市規則第3.21條之規定成立，並於年內舉行兩次會議，其中成員包括本公司所有獨立非執行董事米原愼一先生、胡經昌先生及鄺文星先生（於二零零四年九月三十日獲委任）。於會議內，審核委員會與管理層已審閱本集團之關連交易、中期及年度報告書，並審閱本集團所採納之會計原則及實務及討論有關審核、內部監管及財務申報事宜，其中包括審閱截至二零零五年三月三十一日止年度之經審核財務報表。

企業管治

董事認為本公司於截至二零零五年三月三十一日止整個年度一直遵守上市規則附錄十四所載之最佳應用守則的指引（於二零零五年一月一日前生效並適用於本回顧年度），惟本公司所有獨立非執行董事並無明確任期，但須根據本公司之公司細則規定於本公司之股東週年大會上輪值告退並膺選連任。

本公司已採納上市規則附錄十所載之上市公司董事進行證券交易的標準守則（「標準守則」）。本公司已向全體董事作出特定查詢，以確定董事於截至二零零五年三月三十一日止年度內是否已遵守標準守則所規定之標準，全體董事已確認彼等已遵守該等標準。

本公司已收到每一位獨立非執行董事根據上市規則第3.13條規定就有關彼等之獨立性發出的書面確認書。本公司認為全體獨立非執行董事均屬獨立人士。

足夠公眾持股量

根據本公司獲得之公開資料及據董事會所知，於二零零五年七月二十五日（即本年報刊發前確定該等資料的最後實際可行日期），公眾人士所持有本公司股份超過本公司已發行股份總數25%。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席
周亦卿

香港，二零零五年七月十三日

核數師報告書



致CHEVALIER iTECH HOLDINGS LIMITED股東
(於百慕達註冊成立之有限公司)

本核數師已將刊於第20頁至第54頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

根據百慕達《公司條例》第九十條，本行之責任是根據我們的審核，對該等財務報告書作出獨立的意見，並將此意見謹向股東作出報告，而不作其他用途，我們概不就本報告之內容而向任何其他人士負責或承擔任何責任。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合　貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示　貴公司及集團於二零零五年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零五年七月十三日

綜合收益表

截至二零零五年三月三十一日止年度

	附註	2005 港幣千元	2004 港幣千元
營業額	3	**687,108**	670,583
銷售成本		**(626,233)**	(597,626)
毛利		**60,875**	72,957
其他經營收益		**1,744**	8,924
經銷成本		**(52,884)**	(52,642)
行政開支		**(4,595)**	(3,757)
其他經營開支		**(210)**	(1,979)
經營溢利		**4,930**	23,503
財務費用		**(1)**	(22)
所佔一間聯營公司業績		**(826)**	(77)
已終止營運收益	4	**–**	1,016
除税前溢利	5	**4,103**	24,420
税項	6	**(339)**	(1,557)
本年度溢利		**3,764**	22,863
股息	7	**3,427**	8,568
每股盈利	8	**2.20港仙**	13.34港仙

綜合資產負債表

二零零五年三月三十一日結算

	附註	2005 港幣千元	2004 港幣千元
非流動資產			
投資物業	9	**5,160**	5,160
物業、廠房及設備	10	**31,405**	29,042
聯營公司權益	12	**379**	2,239
證券投資	13	**4,440**	5,000
定期存款		**–**	7,800
		41,384	49,241
流動資產			
存貨	14	**55,262**	67,069
待售物業		**1,135**	1,135
應收帳款、存出按金及預付款項	15	**70,956**	77,075
應收最終控股公司款項		**711**	245
就合約工程應向客戶收取的款項	16	**939**	438
可取回稅項		**574**	487
證券投資	13	**110,815**	152,769
銀行結存及等同現金		**181,451**	124,486
		421,843	423,704
流動負債			
應付款項、存入按金及應付費用	17	**59,662**	66,315
就合約工程應向客戶支付的款項	16	**199**	1,322
應付票據		**695**	1,721
遞延服務收入		**20,751**	18,664
課稅準備		**411**	633
無抵押銀行透支		**121**	151
		81,839	88,806
流動資產淨值		**340,004**	334,898
總資產減流動負債		**381,388**	384,139
非流動負債			
遞延稅項	18	**80**	379
少數股東權益		**175**	174
		381,133	383,586
股本及儲備			
股本	19	**85,678**	85,678
儲備	20	**295,455**	297,908
		381,133	383,586

本財務報告由20頁至54頁於二零零五年七月十三日經董事會通過及授權刊發並由以下董事代表簽署：

馮伯坤 *董事*	周維正 *董事*

資產負債表

二零零五年三月三十一日結算

	附註	**2005** 港幣千元	2004 港幣千元
非流動資產			
物業、廠房及設備	10	**121**	151
所佔附屬公司權益	11	**89,225**	100,233
		89,346	100,384
流動資產			
應收帳款、存出按金及預繳款項		**715**	494
應收最終控股公司款項		**380**	245
應收附屬公司款項		**227,288**	241,044
銀行結存及等同現金		**46,987**	32,185
		275,370	273,968
流動負債			
應付款項、存入按金及應付費用		**3,992**	4,361
應付附屬公司款項		**40,696**	40,950
		44,688	45,311
流動資產淨值		**230,682**	228,657
		320,028	329,041
股本及儲備			
股本	19	**85,678**	85,678
儲備	20	**234,350**	243,363
		320,028	329,041

馮伯坤
董事

周維正
董事

綜合權益變動表

截至二零零五年三月三十一日止年度

	2005 *港幣千元*	2004 *港幣千元*
年初之總權益	**383,586**	364,234
重估物業盈餘	**685**	1,238
申算海外附屬公司財務報告所產生之兌換差額	**(47)**	(1,322)
未於綜合收益表上確認之淨收益(虧損)	**638**	(84)
年度溢利	**3,764**	22,863
已付股息	**(6,855)**	(3,427)
年末之總權益	**381,133**	383,586

綜合現金流量表

截至二零零五年三月三十一日止年度

	2005 港幣千元	2004 港幣千元
經營業務		
除税前溢利	**4,103**	24,420
調整以下項目：		
所佔聯營公司業績	**826**	77
利息收入	**(269)**	(2,523)
利息支出	**1**	22
折舊	**4,681**	4,803
已實現及未實現之證券投資淨虧損(收益)	**8,271**	(6,595)
投資證券之資產減值	**560**	–
出售物業、廠房及設備之虧損	**450**	58
重估自用物業之盈餘	**(2,293)**	(828)
營運資金變動前經營現金流動	**16,330**	19,434
存貨減少(增加)	**11,948**	(8,652)
應收帳款，存出按金及預繳款項減少	**6,260**	36,564
就合約工程應向客戶收取款項之(增加)減少	**(501)**	806
投資證券減少(增加)	**33,683**	(47,316)
應付票據減少	**(1,026)**	(365)
應付款項，存入按金及應付費用減少	**(6,720)**	(713)
就合約工程應向客戶支付款項減少	**(1,123)**	(3,208)
遞延服務收入增加(減少)	**2,085**	(869)
匯兑調整	**(394)**	(6,323)
來自(使用於)經營業務之現金	**60,542**	(10,642)
已繳付利得税	**(1,184)**	(3,646)
利得税退款	**237**	809
已付利息	**(1)**	(22)
經營業務之現金收入(支出)	**59,594**	(13,501)
投資業務		
已收利息	**269**	2,523
聯營公司之還款	**1,034**	331
購入物業、廠房及設備	**(6,063)**	(6,195)
出售物業、廠房及設備所得款項	**1,600**	1,572
收回(存放)定期存款	**7,800**	(7,800)
出售聯營公司	**–**	6,971
來自(使用於)投資業務之現金淨額	**4,640**	(2,598)
融資業務		
已付股息	**(6,855)**	(3,427)
向最終控股公司淨借款	**(466)**	(6,535)
使用於融資之現金淨額	**(7,321)**	(9,962)
現金及等同現金項目增加(減少)	**56,913**	(26,061)
於年初之現金及等同現金項目	**124,335**	148,960
外幣匯率變動的影響	**82**	1,436
於年終之現金及等同現金項目	**181,330**	124,335
現金及等同現金分析		
銀行結存及等同現金	**181,451**	124,486
銀行透支	**(121)**	(151)
	181,330	124,335

1. 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，本公司之最終控股公司為其士國際集團有限公司為一間在百慕達註冊成立之有限公司，其士國際集團有限公司及本公司之股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司之主要業務為投資控股及證券投資，而其附屬公司之主要業務已呈列於第53及54頁。

2. 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業估值及證券投資作出調整並符合香港普遍採納之會計準則。主要會計政策載列如下：

(a) 綜合帳項基礎

綜合帳包括本公司及其附屬公司截至每年三月三十一日之帳項並連同本集團擁有於聯營公司之權益，其表達基準詳列於下列(d)項。

年內收購或出售附屬公司及聯營公司自其有效收購日起計算或至其售出日止之業績已包括於收益表內。

(b) 綜合帳項商譽／負值商譽

商譽乃指收購附屬公司及聯營公司時，收購價大於其在收購日之公平價值（以資產淨值作基準）之差額，負值商譽乃指在收購日之公平價值（以資產淨值作基準）高於收購價之差額，於收購當年撥入儲備帳中。

於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或當商譽被決定減值時才計算在損益表內。

於二零零一年四月一日後，從收購所產生的商譽會被資本化及以其估計可使用年期以直線法攤銷。任何已辨認之減值損失會即確認為費用。

於二零零一年四月一日前從收購所產生的負值商譽，會保留在儲備內及當出售有關之附屬公司或聯營公司時會回撥並計入收益表內。

於二零零一年四月一日後，由收購所產生的負值商譽將會根據市況分析從資產中扣除並計算在損益表內。收購聯營公司所產生的負值商譽會於聯營公司所載值扣除。收購附屬公司所引起的負值商譽會以資產扣除於資產負債表內分別呈報。

(c) 附屬公司

附屬公司投資以成本價扣除任何確認之減值列於本公司資產負債表內。

2. 主要會計政策(續)

(d) 所佔聯營公司權益

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。

(e) 投資物業

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入乃按正常非關連基礎而訂定。

投資物業乃按公開市值每年由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表。

於出售重估物業時，有關投資物業重估之增值則轉入收益計算表內。

除契約的尚餘年期只有二十年或不足二十年外，投資物業毋須按期計提折舊費用。

(f) 物業、廠房及設備

(i) 物業

持作固定資產的自用物業乃按重估值，即重估日之公開市值，減去期後之折舊入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備，但若此增值曾從收益表中為同一資產扣除的虧絀之數額，則確認為收入。重估時產生的帳面淨值減少數額如超過該重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之契約年期提取折舊撥備。非投資物業之樓宇成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，二者較短者作出折舊撥備。

2. 主要會計政策(續)

(f) 物業、廠房及設備(續)

(ii) 廠房及設備

廠房及設備乃按成本值減去折舊及累積減值虧損列於帳內。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時期初折舊	每年折舊
電腦設備	20%	40%
其他	20%	20%

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

(g) 待售物業

待售物業乃按成本或可變現值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現值為管理層根據現行市場情況作出之估值或如已訂定有約束力的出售合同，則根據協議出售價。

(h) 存貨

存貨指一般商品及耗用物料，一般商品乃按成本或可變現值二者之較低值入帳，而耗用物料則為成本減提取準備入帳，成本以加權平均法計算。

(i) 證券投資

證券投資於交易日確認，初步以成本衡量。

除持有至到期日債務證券外，其他投資均分類為投資證券及其他投資。

投資證券指持有作特定長遠策略目標之證券，按其後報日期之成本值及減去任何非臨時減值虧損計算。

其他投資乃按公平值計算，而未變現損益則計入期內之收益表。

2. 主要會計政策(續)

(j) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算當日合約活動的完工程度計入收益表。

當一項合約的成果不能可靠的估計時，合約成本會在產生的會計期間確認為支出。

當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，就適用情況呈列於資產負債表為「就合約工程應向客戶收取的款項(作為資產)」或「就合約工程應用客戶支付的款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債。客戶尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預繳款項」。

(k) 資產減值

於每一個結算日，本集團審閱其資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值，所載帳面值會減少至可收回款額，減值虧損將予即時確認。除該資產以其他基準估值列帳，此時減值將作重估減值處理。

當減值虧損於期後撥回，資產之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，高出於此情況下所釐定之帳面之數額則不會撥回。當減值虧損之撥回根據有關會計政策就重估資產入帳時，除非該等資產以重估數額入帳，否則任何減值虧損之撥回於其發生期間即時確認為收益。

(l) 收益之確認

銷售貨品之收益乃於貨品送出後或貨品擁有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務完畢時入帳。提供服務前之收入乃包括於遞延收益中。

當一項安裝合約的成果能夠可靠地估計時，合約收入會根據年度施工價值，按完工百分比法確認。工程變更，索償及獎勵金及按與客戶達成協議部份入帳。當一項安裝合約的成果不能夠可靠地估計時，確認之收益僅為可能收回之已支出合約成本。

2. 主要會計政策(續)

(l) 收益之確認(續)

銀行利息收益乃按時間比例入帳，並根據本金及有關之利率計算。

出售有價證券之收益乃於交易日入帳。

租金收益及其他營業性租賃收益乃按平均分攤方法根據其租賃年期入帳。

股息及其他投資利息收益須按股東收受股息之權利被確認時方予以入帳。

(m) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期以平均分攤方法列入收益表內。

(n) 退休保障計劃

於損益表扣除之退休保障費用乃指於本年度根據本集團所定義之供款計劃之應付供款。

(o) 外幣換算

本集團，除不在香港經營之公司外，會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際率或合約交收日率兌換為港元。資產負債表結算日之外幣流動資產及負債概按結算日率申算為港元。所有外換算盈虧均於收益帳內結算。

綜合報告時，海外附屬公司及聯營公司之財務報告乃按結算日率申算為港元。收益及費用項目則以本年度平均率結算。如有任何兌差額產生，則視為權益而列入兌儲備內。此兌差額會於出售附屬公司或聯營公司時會列為當年之收益或費用處理。

(p) 稅項

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃根據本年度之應課稅溢利計算。於收益表內呈報之應課稅溢利與溢利淨額有所不同，原因在於應課稅溢利不包括其他年度應課稅或可扣稅之收入或支出項目，亦不包括從宋課稅或扣稅之收益表項目。

財務報告附註

截至二零零五年三月三十一日止年度

2. 主要會計政策(續)

(p) 税項(續)

遞延税項乃財務報告與用作計算應課税溢利之有關税基之資產及負債帳面值出現差額而預期應付或可收回之税項，利用資產負債表負債方法入帳。遞延税項負債一般就所有應課税暫時差額而確認，遞延税項資產則予以確認，惟以日後可能產生應課税溢利而可扣税暫時差額可以動用者為限。倘暫時差額乃源自商譽(或負商譽)，或源自對應課税溢利或會計溢利造成影響之交易中其他資產及負債之確期確認(業務合併除外)，則有關之資產及負債不會予以確認。

遞延税項負債乃就於附屬公司及聯營公司投資及於合營企業權益而產生之應課税暫時差額予以確認，除非本集團能夠控制暫時差額之撥回，以及暫時差額應該不會於可見宋來撥回。

遞延税項資產之帳面值會於每個結算日進行審閱，並減少至不再具備足夠之應課税溢利收回全資產或其任何部份為止。

遞延税項乃按償還負債或資產變現所屬期間預期適用之税率計算。遞延税項計入收益表內或於當中扣除，惟涉及直接計入股本或於當中扣除之項目則除外，在此情況下遞延税項將於股本內處理。

最近頒佈之會計準則之潛在影響

香港會計師公會於二零零四年頒佈多項新訂或經修訂之香港會計準則及香港財務報告準則(「香港財務報告準則」)(以下統稱「新訂香港財務報告準則」)，由二零零五年一月一日或之後開始之會計期間生效。香港財務報告準則第3號「業務合併」適用於協議日期為二零零五年一月一日或以後之業務合併。於本年度本集團並無提前採納執行於二零零六年三月三十一日財務報告之新香港財務報告準則及進行任何業務合併而協議日期為二零零五年一月一日或以後。因此，香港財務報告準則第3號並未對本集團於二零零五年三月三十一日止年度構成影響。

本集團已開始考慮新訂香港財務報告準則之潛在影響，惟未能確定此等新香港財務報告準則會否對如何編制及呈報其業績及財務狀況構成重大影響。此等新訂香港財務報告準則或對日後如何編制及呈報業績及財務狀況構成轉變。

3. 營業額

營業額乃代表本集團商品銷售、提供服務及投資收益之已收及應收淨額。本集團按業務分類及地區劃分之營業額分析已載列於附註21。

	2005 *港幣千元*	2004 *港幣千元*
電腦及商業機器銷售	**474,243**	426,348
提供保養服務	**100,617**	119,758
出售投資證券	**101,988**	117,217
債券及其他利息收入	**10,260**	7,260
	687,108	670,583

4. 已終止營運收益

於上年度之抵免乃主要代表上年度對一般商品貿易及電訊設備零售及代理服務終止營運所產生之成本作出超額撥備港幣68,000元及港幣948,000元。

於上年度於綜合財務報告有關終止業務之業績及資產及負債之所載值如下：

	電訊設備零售及 電訊代理服務 *港幣千元*	一般商品貿易 *港幣千元*
營業額	994	–
其他經營收益	3,180	–
經營成本	(1,394)	–
經營溢利	2,780	–
總資產	2,492	27
總負債	2,853	992

電訊服務及零售業務對本集團於上年度淨營運現金流動之貢獻為港幣4,504,000元，對於上年度投資業務之貢獻為港幣159,000元，對於上年度融資業務之使用為港幣4,877,000元。

一般商品貿易對本集團於上年度淨營運現金流動之使用為港幣1,203,000元，對於上年度融資業務之貢獻為港幣1,202,000元。

5. 除稅前溢利

	2005	2004
	港幣千元	*港幣千元*
除稅前溢利已扣除下列各項目：		
核數師酬金		
本年度	**830**	889
前年度之超額撥備	**–**	(288)
	830	601
物業、廠房及設備折舊	**4,681**	4,803
出售物業、廠房及設備之虧損	**450**	58
營業性租賃之樓宇租用支出	**8,457**	10,592
員工開支 *(附註)*	**78,763**	80,392
已實現及未實現之證券投資淨虧損	**8,271**	–
銷售成本中扣除之投資證券資產減值	**560**	–
銀行透支之利息	**1**	22
並經計入：		
物業租金收入港幣383,000元（二零零四年：港幣586,000元）減物業支出	**275**	420
租賃收益港幣4,795,000元（二零零四年：港幣4,051,000元）減除物業外其他營業性租賃之支出	**4,358**	3,425
已實現及未實現之證券投資淨收益	**–**	6,595
銀行利息收入	**269**	2,523
匯兌收益	**971**	4,035
重估自用物業盈餘	**2,293**	828

附註： 包括於員工開支為董事袍金披露於附註22。員工開支已包括港幣729,000元之裁減員工付款（二零零四年：港幣1,056,000元）。

6. 稅項

	2005 港幣千元	2004 港幣千元
現時稅項		
本公司及其附屬公司		
香港	**228**	748
海外	**410**	430
	638	1,178
遞延稅項		
香港 *(附註18)*	**(299)**	379
	339	1,557

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率17.5%(二零零四年：17.5%)計算。

海外之課稅準備乃按照各公司當地法例之適用稅率及估計應課稅溢利計算。

年內扣減與根據綜合收益表列示之除稅前溢利對帳如下：

	2005 港幣千元	2004 港幣千元
除稅前溢利	**4,103**	24,420
減：所佔聯營公司業績	**826**	77
	4,929	24,497
按利得稅率17.5%計算之稅項(二零零四年：17.5%) *(附註)*	**863**	4,287
不可扣稅支出之稅務影響	**1,935**	356
毋須課稅收入之稅務影響	**(2,208)**	(2,192)
未確認遞延稅項虧損之稅務影響	**2,368**	1,282
動用過往未確認之遞延稅項虧損	**(1,468)**	(3,092)
其他可扣稅之未確認遞延稅項稅務影響	**(1,296)**	868
於其他司法權益經營之附屬公司不同稅率之影響	**139**	195
其他	**6**	(147)
年內本公司及附屬公司之稅項支出	**339**	1,557

附註：採用本集團大部份業務所在之司法權區地方稅率計算。

7. 股息

	2005 港幣千元	2004 港幣千元
已派中期股息		
每股港幣1仙（二零零四年：2仙）予171,355,871股	**1,714**	3,427
擬派末期股息		
每股港幣1仙（二零零四年：3仙）予171,355,871股	**1,713**	5,141
	3,427	8,568

董事建議派發末期股息每股港幣1仙（二零零四年：港幣3仙）並須於召開之股東週年大會上呈予股東批准。

8. 每股盈利

每股基本盈利之計算乃根據本年溢利港幣3,764,000元（二零零四年：港幣22,863,000元）及普通股股數171,355,871（二零零四年：171,355,871）股計算。

9. 投資物業

	集團	
	2005 港幣千元	2004 港幣千元
位於中國內地之中期契約物業	**5,160**	5,160

投資物業於二零零五年三月三十一日由獨立專業估值師戴德梁行按公開市場價值重估。

投資物業之年度租金收益為港幣190,000元（二零零四年：港幣419,000元）。

10. 物業、廠房及設備

	自用物業							傢俬、裝置		
	香港	海外		內地		發射器及	機器、工具	辦公室設備及汽車		
	中期契約	永久業權	短期契約	長期契約	中期契約	通訊設備	及設備	持作自用	租賃用途	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
集團										
成本值或估值										
二零零四年四月一日	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511
添置	–	–	–	–	–	2	461	529	5,071	6,063
出售	–	–	–	(630)	–	–	(3,869)	(4,069)	(876)	(9,444)
重估盈餘	1,800	40	197	300	–	–	–	–	–	2,337
兌調整	–	56	3	–	–	–	28	51	21	159
二零零五年三月三十一日	6,600	8,661	637	1,350	1,710	133	9,628	12,991	11,916	53,626
累積折舊及資產減值										
二零零四年四月一日	–	–	–	–	–	93	10,785	12,642	1,949	25,469
年度折舊	111	270	119	18	123	8	996	946	2,090	4,681
售出撥回	–	–	–	–	–	–	(3,523)	(3,652)	(219)	(7,394)
重估撥回	(111)	(270)	(119)	(18)	(123)	–	–	–	–	(641)
兌調整	–	–	–	–	–	–	35	50	21	106
二零零五年三月三十一日	–	–	–	–	–	101	8,293	9,986	3,841	22,221
帳面淨值										
二零零五年三月三十一日	6,600	8,661	637	1,350	1,710	32	1,335	3,005	8,075	31,405
二零零四年三月三十一日	4,800	8,565	437	1,680	1,710	38	2,223	3,838	5,751	29,042
物業、廠房及設備之成本及估值如下：										
成本	–	–	–	–	–	133	9,628	12,991	11,916	34,668
二零零五年專業估值	6,600	8,661	637	1,350	1,710	–	–	–	–	18,958
	6,600	8,661	637	1,350	1,710	133	9,628	12,991	11,916	53,626

物業均由獨立專業估價人士於二零零五年三月三十一日按公開市場基準予以重估。香港物業由簡福飴測量行重估。海外物業由Sallmanns (Far East) Limited 重估。內地物業由戴德梁行重估。

如該類物業按成本減除累積折舊入帳，於二零零五年三月三十一日之所載帳面淨值應為港幣20,168,000元(二零零四年：港幣22,286,000元)。

10. 物業、廠房及設備(續)

公司

	汽車 港幣千元
成本	
二零零四年四月一日及二零零五年三月三十一日	348
累積折舊	
二零零四年四月一日	197
年度折舊	30
二零零五年三月三十一日	227
帳面淨值	
二零零五年三月三十一日	121
二零零四年三月三十一日	151

11. 所佔附屬公司權益

	公司 **2005** 港幣千元	 2004 港幣千元
無牌價股份－成本減資產減值	**59,635**	57,951
應收附屬公司款項減撥備	**29,590**	42,282
	89,225	100,233

有關本公司於二零零五年三月三十一日各主要附屬公司之資料，請參閱第53及第54頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長，故所載之附屬公司之資料，乃對本集團業績及資產有重大影響之公司。

應收附屬公司款項乃無抵押、免利息。因本公司於一年內並無打算要求還款，故結存分類為非流動資產。

在年結日並無附屬公司值入資本結存。

12. 所佔聯營公司權益

	集團	
	2005	2004
	港幣千元	*港幣千元*
應佔資產淨值	–	24
應收聯營公司款項減撥備	**379**	2,215
	379	2,239

有關聯營公司廣州其士科技有限公司在中國內地註冊及營業之資料如下：

商業結構形式：	公司
由附屬公司持有應佔註冊股本權益百分率：	24%
主要業務：	辦公室設備貿易及保養服務

13. 證券投資

	集團	
	2005	2004
	港幣千元	*港幣千元*
投資證券：		
股本證券－無牌價	**4,440**	5,000
其他投資：		
股本證券有牌價按市值－香港	**267**	416
股本證券－無牌價	–	2,976
債務證券有牌價按市值－海外地區	**5,838**	5,969
債務證券－無牌價	**85,355**	108,054
互惠基金－無牌價	**19,355**	35,354
	115,255	157,769
作財務報告用途之帳面值分析如下：		
非流動	**4,440**	5,000
流動	**110,815**	152,769
	115,255	157,769

14. 存貨

	集團 2005 港幣千元	集團 2004 港幣千元
待售存貨	**50,156**	63,455
耗用物料	**5,106**	3,614
	55,262	67,069

於本年度確認為費用之存貨成本為港幣6,940,000元（二零零四年：港幣8,842,000元）。

以上列示之存貨包括待售存貨港幣424,252,000元（二零零四年：港幣381,115,000元）乃以其可變現值計算。

15. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣52,416,000元（二零零四年：港幣56,650,000元）。以下為二零零五年三月三十一日結算之應收貨款之帳齡分析：

	集團 2005 港幣千元	集團 2004 港幣千元
0 －60天	**47,891**	50,455
61 －90天	**1,871**	3,298
逾90 天	**2,654**	2,897
	52,416	56,650

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。

16. 就合約工程應向客戶收取(應付)的款項

	集團	
	2005	2004
	港幣千元	*港幣千元*
於結算日之施工中合約：		
已產生的合約成本	**48,626**	68,151
已確認溢利減虧損	**(6,492)**	(6,633)
	42,134	61,518
進度款	**(41,394)**	(62,402)
	740	(884)
代表為：		
已計入流動資產之合約客戶欠款	**939**	438
已計入流動負債之應付合約客戶款	**(199)**	(1,322)
	740	(884)

於二零零五年三月三十一日，客戶所持之保留款為港幣2,305,000元(二零零四年：港幣4,909,000元)，而同時並未就合約工程收取客戶預付款。

17. 應付款項、存入按金及應付費用

應付款項、存入按金及應付費用包括應付貨款港幣23,861,000元(二零零四年：港幣28,613,000元)。以下為二零零五年三月三十一日結算之應付貨款之帳齡分析：

	集團	
	2005	2004
	港幣千元	*港幣千元*
0 －60天	**20,206**	26,739
61 －90天	**1,445**	－
逾90天	**2,210**	1,874
	23,861	28,613

18. 遞延稅項

以下為已確認之主要遞延稅項負債(資產)，以及於年內之變動：

	集團			
	加速稅項折舊	稅項虧損	其他	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於二零零三年四月一日	–	–	–	–
該年度於收益表內扣除(計入)	536	(107)	(50)	379
於二零零四年三月三十一日	536	(107)	(50)	379
本年度於收益表內扣除(計入)	388	(651)	(36)	(299)
	924	(758)	(86)	80

於二零零五年三月三十一日，未確認稅項虧損為港幣510,211,000元(二零零四年：港幣504,159,000元)。遞延稅項資產因未來溢利存有未能預計之因素而未予確認。未確認稅項虧損中包括港幣2,318,000元之虧損(二零零四年：港幣2,359,000元)將於二零一零年期滿。其他稅項虧損可無限期結轉。

於二零零五年三月三十一日，本集團可扣減臨時差額為港幣31,616,000元(二零零四年：港幣38,162,000元)。該可扣減臨時差額，因其不可能於應納稅溢利將可用作扣減臨時差額中被運用，故並無確認有關之遞延稅項資產。

19. 股本

	2005	2004
	港幣千元	*港幣千元*
法定股本：		
240,000,000股普通股(二零零四年：240,000,000股)，每股港幣0.50元(二零零四年：港幣0.50元)	**120,000**	120,000
已發行及繳足股本：		
171,355,871股普通股(二零零四年：171,355,871股)，每股港幣0.50元(二零零四年：港幣0.50元)	**85,678**	85,678

於二零零五年三月三十一日止年度內，並無股本變動。於上年度，三股每股港幣0.1元之股份以行使認股權證認購，每股作價港幣0.464元及每五股每股港幣0.1元之已發行及未發行之普通股合併為每股港幣0.5元。

本公司之購股權計劃載於註解26。

20. 儲備

	股本溢價 港幣千元	資本儲備帳 港幣千元	資本贖回儲備帳 港幣千元	自用物業重估儲備帳 港幣千元	外匯兑換浮動儲備帳 港幣千元	股息儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
集團								
於二零零三年四月一日	223,434	18,231	14	1,526	2,358	–	32,993	278,556
重估物業盈餘	–	–	–	1,238	–	–	–	1,238
申算海外附屬公司財務報告所產生之兑換轉變	–	–	–	–	(1,322)	–	–	(1,322)
本年度溢利	–	–	–	–	–	–	22,863	22,863
股息	–	–	–	–	–	5,141	(8,568)	(3,427)
於二零零四年三月三十一日	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908
已付二零零四年度末期股息	–	–	–	–	–	(5,141)	–	(5,141)
重估物業盈餘	–	–	–	685	–	–	–	685
申算海外附屬公司財務報告所產生之兑換轉變	–	–	–	–	(47)	–	–	(47)
本年度溢利	–	–	–	–	–	–	3,764	3,764
股息	–	–	–	–	–	1,713	(3,427)	(1,714)
於二零零五年三月三十一日	223,434	18,231	14	3,449	989	1,713	47,625	295,455

附註：

(i) 於年度結算日，本集團之儲備包括集團所佔聯營公司自收購日起計算之保留虧損港幣103,000元（二零零四年：港幣79,000元）。

(ii) 資本儲備帳內包括綜合帳項產生之商譽港幣27,000元（二零零四年：港幣27,000元）及負值商譽港幣198,000元（二零零四年：港幣198,000元）。

20. 儲備（續）

	股本溢價 港幣千元	繳入盈餘 港幣千元	資本贖回儲備帳 港幣千元	股息儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
公司						
於二零零三年四月一日	223,434	6,226	14	–	13,856	243,530
本年度溢利	–	–	–	–	3,260	3,260
股息	–	–	–	5,141	(8,568)	(3,427)
於二零零四年三月三十一日	223,434	6,226	14	5,141	8,548	243,363
已付二零零四年度末期股息	–	–	–	(5,141)	–	(5,141)
本年度虧損	–	–	–	–	(2,158)	(2,158)
股息	–	–	–	1,713	(3,427)	(1,714)
於二零零五年三月三十一日	223,434	6,226	14	1,713	2,963	234,350

附註：

(a) 繳入盈餘乃於一九八九年重組附屬公司時之資產值與公司因認購時所發行股份減期後於繳入盈餘撥出之派發股息之面值差額。根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

(b) 於二零零五年三月三十一日，本公司可派發與股東之儲備為港幣10,902,000元（二零零四年：港幣19,915,000元）。

21. 分類資料

按業務劃分

按經營管理目的，本集團目前由四個營業部門組成，此等部門為本集團呈報主要分類資料之基準。

業務分類資料載列如下：

營業額及業績

截至二零零五年三月三十一日止年度

	持續營運				
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	證券投資及其他	總數
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額					
總營業額	453,141	109,362	42,829	112,248	717,580
內部分類銷售	(21,372)	(2,065)	(7,035)	–	(30,472)
外部銷售	431,769	107,297	35,794	112,248	687,108
業績					
分類業績	1,609	513	2,388	1,349	5,859
利息收入					269
未分配公司收入					302
未分配公司開支					(1,500)
經營溢利					4,930
財務費用					(1)
所佔一間聯營公司業績	(826)	–	–	–	(826)
除稅前溢利					4,103
稅項					(339)
本年度溢利					3,764

21. 分類資料(續)

按業務劃分(續)

營業額及業績

截至二零零四年三月三十一日止年度

	持續營運				已終止營運		
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	證券投資及其他	一般商品貿易	電訊服務及零售	總數
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額							
總營業額	433,462	121,109	46,560	124,477	–	1,818	727,426
內部分類銷售	(48,723)	(1,850)	(5,446)	–	–	(824)	(56,843)
外部銷售	384,739	119,259	41,114	124,477	–	994	670,583
業績							
分類業績	720	(1,668)	2,717	13,856	–	2,780	18,405
利息收入							2,523
未分配公司收入							4,152
未分配公司開支							(1,577)
經營溢利							23,503
財務費用							(22)
所佔一間聯營公司業績	(77)	–	–	–	–	–	(77)
已終止營運收益	–	–	–	–	68	948	1,016
除税前溢利							24,420
税項							(1,557)
本年度溢利							22,863

附註： 內部分類銷售之價格乃由管理層參考市場價格而釐訂。

21. 分類資料(續)

按業務劃分(續)

資產負債表

於二零零五年三月三十一日

	持續營運				
	電腦及商業機器 港幣千元	網絡技術及電訊系統 港幣千元	技術及保養服務 港幣千元	證券投資及其他 港幣千元	總數 港幣千元
資產					
分類資產	**89,683**	**46,312**	**13,015**	**238,064**	**387,074**
聯營公司權益	**379**	**–**	**–**	**–**	**379**
未分配公司資產					**75,774**
綜合總資產					**463,227**
負債					
分類負債	**35,776**	**25,227**	**9,477**	**–**	**70,480**
未分配公司負債					**11,439**
綜合總負債					**81,919**

於二零零四年三月三十一日

	持續營運				已終止營運		
	電腦及商業機器 港幣千元	網絡技術及電訊系統 港幣千元	技術及保養服務 港幣千元	證券投資及其他 港幣千元	一般商品貿易 港幣千元	電訊服務及零售 港幣千元	總數 港幣千元
資產							
分類資產	112,672	42,292	10,872	159,530	27	2,492	327,885
聯營公司權益	2,239	–	–	–	–	–	2,239
未分配公司資產							142,821
綜合總資產							472,945
負債							
分類負債	40,470	28,068	5,711	–	992	2,853	78,094
未分配公司負債							11,091
綜合總負債							89,185

21. 分類資料(續)

按業務劃分(續)

其他資料

截至二零零五年三月三十一日止年度

	持續營運				
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	證券投資及其他	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資本增加	**5,340**	**310**	**14**	**399**	**6,063**
折舊	**3,156**	**711**	**341**	**473**	**4,681**
已實現及未實現之證券投資淨虧損	**–**	**–**	**–**	**8,271**	**8,271**
投資證券之資產減值	**–**	**–**	**–**	**560**	**560**
出售物業、廠房及設備之虧損	**450**	**–**	**–**	**–**	**450**

截至二零零四年三月三十一日止年度

	持續營運				已終止營運		
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	證券投資及其他	一般商品貿易	電訊服務及零售	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資本增加	4,558	486	226	925	–	–	6,195
折舊	2,262	896	969	676	–	–	4,803
出售物業、廠房及設備之虧損	58	–	–	–	–	–	58

21. 分類資料(續)

按地區劃分

本集團經營之銷售電腦設備、商業機器、電訊系統、提供科技及網絡技術、技術與保養於香港、泰國及中國內地運作。已終止營運之電訊服務及零售及一般商品貿易於香港運作。以下為本集團按地區劃分之營業額之分析:

	按地區市場劃分營業額			
	2005		2004	
	港幣千元	%	*港幣千元*	%
香港	**607,118**	**88**	516,689	77
泰國	**69,028**	**10**	124,176	19
其他	**10,962**	**2**	29,718	4
	687,108	**100**	670,583	100

下列按地區劃分所增加物業、廠房及設備所載帳面值之分析:

	分類資產所載帳面值				物業、廠房及設備添置			
	2005		2004		**2005**		2004	
	港幣千元	%	*港幣千元*	%	*港幣千元*	%	*港幣千元*	%
香港	**401,617**	**87**	392,870	83	**5,036**	**82**	3,182	51
泰國	**52,206**	**11**	65,042	14	**1,006**	**17**	3,003	48
其他	**8,451**	**2**	12,307	3	**21**	**1**	10	1
	462,274	**100**	470,219	100	**6,063**	**100**	6,195	100

22. 董事及高級行政人員之酬金

公司董事之酬金細詳如下：

	2005 港幣千元	2004 港幣千元
袍金	**300**	240
薪金、津貼及其他福利	**1,212**	–
退休金之供款	**8**	–
	1,520	240

除支付予獨立非執行董事之董事袍金港幣300,000元（二零零四年：港幣240,000元）外，於過去兩年，獨立非執行董事並無收取任何酬金。

董事酬金可按金額劃分為下列組別：

	董事人數	
組別	**2005**	2004
無一港幣1,000,000元	**7**	7
港幣1,000,001元－港幣1,500,000元	**1**	–
	8	7

此外，以上披露之董事酬金，四名（二零零四年：四名）董事於最終控股公司共收取港幣16,621,000元（二零零四年：港幣15,259,000元）之酬金作為其對最終控股公司及其附屬公司（包括本集團）作出之服務。

而最終控股公司所付之金額，並沒有對其公司、最終控股公司及所有附屬公司之服務作出分配。

22. 董事及高級行政人員之酬金(續)

最高五名人士之酬金,包括一名(二零零四年:無)董事。最高五名(二零零四年:五名)酬金人士之總酬金為:

	2005 港幣千元	2004 港幣千元
薪金、津貼及其他福利	**4,409**	3,354
退休金之供款	**189**	215
	4,598	3,569

該五名(二零零四年:五名)最高酬金人士可按金額劃分為下列組別:

	人數	
組別	**2005**	2004
無—港幣1,000,000元	**3**	5
港幣1,000,001元—港幣1,500,000元	**2**	–

23. 資產抵押

於二零零五年三月三十一日,一間海外附屬公司已將帳面淨值約共港幣8,163,000元之某些物業(二零零四年:港幣8,070,000元)作抵押,以取得一般性銀行貸款融資。

24. 或然負債

於二零零五年三月三十一日,本公司有以下或然負債:

(i) 為附屬公司借取銀行信貸而作出之擔保,共港幣3,172,000元(二零零四年:港幣3,102,000元);及

(ii) 為附屬公司履約作出擔保共港幣650,000元(二零零四年:港幣2,053,000元)。

25. 營業性租賃

(a) 本集團及本公司作為承租人

於結算日，根據於下列期間約滿之不可撤銷之營業性租約，本集團及本公司須承擔支付有關之最低租金如下：

	集團		公司	
	2005	2004	**2005**	2004
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於一年內	**3,655**	3,356	**–**	92
第二至五年內（包括首尾兩年）	**83**	–	**–**	–
	3,738	3,356	**–**	92

租約經商議達成之租期平均固定為兩年。

(b) 本集團作為出租人

所有投資物業以經營性租約出租。投資物業租期為兩年及並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不註銷之營業性租約，本集團於一年內可收取之最低租金為港幣360,000元(二零零四年：港幣135,000元)。

26. 購股權計劃

本公司之購股權計劃(「該計劃」)根據二零零二年九月二十日通過之決議案獲股東採納，主要目的乃讓參與者有機會適量購入本公司之權益，並鼓勵參與者朝著提高本公司及其股份之價值的方向努力，從而令本公司及其股東均能受惠。該計劃將於二零一二年九月十九日屆滿。

根據該計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准其士科技計劃日期10%(「計劃授權限額」)，或於股東批准其士科技計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數，不得超過本公司不時已發行之股份30%。未經本公司及其士國際股東之事先批准，於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經本公司及其士國際之獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權，會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值則超越港幣5,000,000元，須獲本公司及其士國際之股東事先批准。

26. 購股權計劃（續）

獲授人須於授出日期起計三十日內就每項購股權支付港幣1元以接納獲授予之購股權。購股權可根據新計劃條款於其士科技計劃之有效期限內任何時間行使，董事會將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個交易日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

自採納該計劃後，，並無授出購股權。

27. 退休福利

集團現有屬界定供款之（一）按《職業退休計劃條例》註冊之職業退休計劃（簡稱「公積金計劃」）及（二）於二零零零年十二月一日強積金計劃實行時開始生效之強制性公積金計劃（簡稱「強積金計劃」）。計劃資產均由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權，選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之僱員，則需參與強積金計劃。

強積金計劃－僱主及僱員的供款額均按僱員有關入息的5%及上限為港幣20,000元計算。

公積金計劃－僱員及僱主的供款額按僱員年資，以僱員底薪的5%或7.5%計算。

公積金計劃成員於離職時因年資關係不獲歸屬之僱主結餘部份，可作為集團扣減僱主供款之用。於本年度扣減之數目為港幣206,000元（二零零四年：港幣569,000元）。

於本年度本集團於收益表內有關此等計劃已付及應付之供款減沒收供款之支出為港幣3,711,000元（二零零四年：港幣3,682,000元）。截至二零零五年三月三十一日，記錄期間之應付未付供款為港幣272,000元（二零零四年：港幣250,000元）。

28. 有關連人士交易

按照標準會計準則第二十號，本公司之最終控股公司其士國際和其附屬、聯營公司及共同控制實體等均被視為有關連人士，本集團與該等公司的主要交易詳列如下：

(a) 本公司與其士(香港)有限公司(「其士香港」)，由其士國際全資擁有之全資附屬公司已重新簽訂於二零零四年三月二十八日屆滿之管理服務協議書，由其士香港於截至二零零五年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團(海外附屬公司除外)須按照全年營業額之0.5%付予其士香港作為管理服務費用。在截至二零零五年三月三十一日止年度內，根據該項協議支付予其士香港之管理費為港幣2,775,000元(二零零四年：港幣2,376,000元)。該管理服務協議書已續期一年。

(b) 於本年度內，本集團按市價向其士國際全資附屬公司售賣電腦及辦公室設備及收取服務收益合共港幣10,241,000元(二零零四年：港幣4,492,000元)。

(c) 於本年度內，本集團繳付按市值釐定租金約港幣3,828,000元(二零零四年：港幣3,488,000元)予由其士國際全資擁有之附屬公司，作為使用其樓宇之報酬。

(d) 於本年度內，本集團繳付租金及運輸費用分別約港幣2,054,000元(二零零四年：港幣4,167,000元)及港幣734,800元(二零零四年：港幣1,483,000元)予一間由其士國際全資擁有附屬公司，以回收本集團提供服務之成本。

於二零零五年三月三十一日，由於支付上述交易所產生之費用及支出，本集團對最終控股公司之應收款項為港幣711,000元(二零零四年：港幣245,000元)。

除上述外，於本年度內，本集團獲一間聯營公司償還港幣1,180,000元。惟給予該公司於二零零五年三月三十一日之墊款餘額為港幣1,000元(二零零四年：港幣2,215,000元)。

集團對最終控股公司之應付款項及聯營公司收帳款為無抵押、不帶利息。因本公司於一年內並無打算要求還款，故結存分類為非流動資產。

29. 年度以後事項

於二零零五年五月二十日，本集團以總代價港幣205,000,000元收購Pacific Coffee (Holdings) Limited(「Pacific Coffee」)全部已發行股本，其中代價港幣60,000,000元為銀行借貸。於收購日，有關Pacific Coffee之資產、負債及或然負債之金額，因本集團之管理層乃正在決定該等金額故未能實際地作出披露。

Pacific Coffee主要從事咖啡產品貿易及經營咖啡店。

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本	股份數目	已發行股本或註冊股本權益 *百分率*	主要業務
由本公司直接持有之公司：						
其士(商業系統)集團有限公司	香港	普通	31,600,000港元	316,000,000	100	投資控股
Chevalier iTech (S) Pte. Ltd.	新加坡	普通	500,000新加坡元	500,000	100	商業機器貿易
Chevalier iTech Thai Limited#	泰國	普通 優先	18,980,000泰國銖 1,020,000泰國銖	189,800 10,200	100 100	電腦及商業機器貿易
Chevalier Network Solutions Thai Limited (前稱Chevalier Telecom (Thailand) Limited)	泰國	普通	15,000,000泰國銖	150,000	100	電訊設備貿易
Sup Aswin Limited	泰國	普通	15,000,000泰國銖	150,000	100	物業投資
由本公司間接持有之公司：						
其士(電腦)有限公司	香港	普通	100,000港元	100,000	100	電腦系統及設備貿易及服務
其士科技工程有限公司	香港	普通	2港元	2	100	電腦及商業機器貿易及服務
其士(網絡科技)有限公司	香港	普通	2港元	2	100	網絡系統科技服務
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	100	電腦及商業機器貿易及維修保養

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本	股份數目	已發行股本或註冊股本權益 *百分率*	主要業務
其士(商業系統)工程有限公司	香港	普通	2港元	2	100	維修保養
廣州其士科技工程有限公司	內地	不適用	5,000,000港元	不適用	100	維修保養
其士(衛星通訊)有限公司	香港	普通	365,002港元	365,002	100	裝設衛星電視天線
其士(生化科研)有限公司	香港	普通	2港元	2	100	證券投資
其士科技有限公司	香港	普通	200,000,000港元	200,000,000	100	電腦貿易及證券投資
勵發有限公司	香港	普通	2港元	2	100	物業投資及證券投資

內地附屬公司均為港資獨資經營企業。

此公司之百分之十非累積之優先股為每四股優先股附有一投票權，當公司進行清盤時，其股票持有人並沒有分享剩餘資產分配之權利。

Contents

Financial Calendar

Event	**Date**
Announcement of Interim Results	10th December, 2004
Announcement of Final Results	13th July, 2005
Book Close Dates	
Interim Dividend	3rd to 7th January, 2005
Final Dividend	22nd to 26th August, 2005
Annual General Meeting	9th September, 2005
Payment of Dividends	
Interim dividend of HK1 cent per share	14th January, 2005
Final dividend of HK1 cent per share	13th September, 2005

Financial Summary

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2005.

	2001	2002	2003	2004	**2005**
Financials *($ Million)*					
Total assets	549	501	466	473	**463**
Total liabilities	138	116	102	89	**82**
Minority interests	0.18	0.18	0.19	0.17	**0.17**
Shareholders' funds	411	385	364	384	**381**
Share capital* *(No. of shares issued – in Million)*	171	171	171	171	**171**
Turnover	1,055	775	688	671	**687**
Profit (loss) for the year	8	(9)	(23)	23	**4**
Per Share Basis* *($)*					
Earnings (loss)	0.05	(0.05)	(0.13)	0.13	**0.02**
Dividends	0.10	0.05	–	0.05	**0.02**
Net asset value (at book value)	2.40	2.25	2.12	2.24	**2.23**

* *The calculations for the years ended 31st March, 2001 to 2003 have been adjusted for the consolidation of every five of the Company's ordinary shares of HK$0.10 each into one ordinary share of HK$0.50 each in June 2003.*

TURNOVER ($ Million)


01
1,055
02
775
03
688
04
671
05
687

PROFIT (LOSS) FOR THE YEAR ($ Million)


01
8
02
-9
03
-23
04
23
05
4

SHAREHOLDERS' FUNDS ($ Million)


01
411
02
385
03
364
04
384
05
381

NET ASSET VALUE (PER SHARE BASIS) ($)


01
2.40
02
2.25
03
2.12
04
2.24
05
2.23

Corporate Information

Executive Directors

CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
CHOW Vee Tsung, Oscar
Lily CHOW

Independent Non-Executive Directors

Shinichi YONEHARA
WU King Cheong
KWONG Man Sing

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

The Bank of East Asia, Limited
BNP Paribas
Fubon Bank (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Shanghai Commercial Bank Limited

Solicitors

Richards Butler
Appleby Spurling Hunter

Registered Office

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code: 508

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

Website

http://www.chevalier-itech.com

Chairman's Statement

MANAGEMENT DISCUSSION AND ANALYSIS

The overall performance of the Group during the year under review paled when compared with the previous year. A net profit of HK$3.8 million was recorded compared with HK$22.9 million last year. The major setback was the write-down of certain direct investment due to the impairment in value and the unrealized loss arising from marking to market the value of fixed income investment.


CHEVALIER
其士集團
CHEVALIER GROUP
Dr Chow Yei Ching
Chairman

Turnover of the Computer and Business Machines Division grew 12.2% to HK$432 million and segment operating profit increased 123% to HK$1.6 million. Although the sales of computer equipment grew 25%, it was lower than expected as a result of the business machine market shrinking. The general economic recovery did not appear to have produced a strong enough drive for the traditional business machine sector. The demand for computer equipment, however, kept on growing prompted by the introduction of new notebook computers at attractive prices.


Qosmio
Toshiba AV Notebook Computer


E-studio 4511 Digital Colour Copier


OKI Colour Laser Printer

Chairman's Statement

The results of the Network Solutions and Telecommunication Systems Division greatly improved during the year under review. Although turnover recorded a mild decrease from HK$119 million to HK$107 million, the Division turned in profit of HK$0.5 million compared with the HK$1.7 million loss last year. During the year, the division was awarded several major contracts which included:

1. a 2-year contract for ELV Maintenance Service of One IFC and the Southern Podium of IFC Mall and Two IFC Podium Shopping Mall;

2. a contract for the design, supply and installation of CCTV Video Storage Solution for MTRC at Two IFC;

3. a 2-year contract for the supply, installation, commissioning and maintenance of the Toshiba Business Telephone System and adjunct products for various HKSAR government departments;

4. the provision of NEC PABX and Peripheral Products to Television Broadcasts Limited's New T.V City in Tseung Kwan O; and

5. the provision of residential wireless LAN systems to TownGas Telecom.



PABX System Solution for six-star hotel — Four Seasons Hotel

After experiencing continued downturn during past years, the performance of the Technical and Maintenance Services Division has stabilized with the economy on general recovery. The Division will continue to strive to deliver high quality service to the customers and tightly control its operating expenses.



Mr Mark Leigh, President of AVAYA Asia Pacific, visited Chevalier's Thailand Office



Installation over 1,000 IP endpoints in PTTEP Building — the largest IP Telephony project in Asia Pacific in 2004

Chairman's Statement

The investment market was volatile during the year, which led to a decline in both turnover and profit of the Group's investment segment. To minimize risk and maximize return, the Group's investment portfolio is weighed more heavily on high-rate structured deposits and debentures. The Group will continue to handle its cash on hand with prudence.


THE PERFECT CUP
Pacific Coffee
Company®

SUBSEQUENT EVENT

Subsequent to the balance sheet date, the Group acquired the entire issued share capital of Pacific Coffee (Holdings) Limited ("Pacific Coffee") at a total consideration of HK$205 million of which HK$60 million was financed by bank borrowings. Pacific Coffee is engaged in the business of trading and retailing of coffee products and operation of coffee shops. The acquisition was completed on 20th May, 2005 and a circular dated 30th June, 2005 was sent to the shareholders of the Company. Pacific Coffee now operates 39 retail outlets in Hong Kong and 6 in Singapore, all of which sell premium roasted whole bean coffees, speciality coffees and coffee-related hardware and supplies. Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers. Besides enabling the Group to capture the fast growing and lucrative specialty coffee business in Hong Kong, the PRC and neighbouring countries, the Board sees the acquisition as another critical move of the Group to diversify its businesses and broaden its income stream.

PROSPECTS

Global economic growth is expected to moderate in 2005 after the strong surge in 2004. In the US, rising interest rates are expected to slow down economic growth. The recent rises in oil price may also have negative impact on global economic growth. In the Mainland, the macroeconomic control measures implemented by the government to curb excessive investment are expected to cap economic growth rate. While the Hong Kong economy clearly saw an upturn in 2004, the economy remains extremely sensitive to outside factors. In view of the above, the Group will continue to focus on boosting its profitability. It will work on the top line as well as continue to improve its cost and expense structure and overall business efficiency.

The Group is at a turning point in 2005 after years of internal efforts to streamline its businesses and the recent entry into the lifestyle food and beverage market. While the IT business is improving, the latest acquisition of Pacific Coffee has opened the Group to lucrative new business opportunities. The fast growing specialty coffee business is expected to fuel the Group's recurrent income as it starts to generate turnover and profit contribution to the Group in the coming financial year.

Going forward, the Group sees abundant opportunities for its existing core businesses and its new food and beverage business in Hong Kong, the PRC and other neighbouring countries. Staffed by well-experienced professionals and armed with top-notch expertise, the Group is well positioned to seize those opportunities. We will continue to do our best in meeting our customers' needs, drive profitability growth and create shareholders' value. Our goal is to evolve into a more customer- and market-driven company.



Pacific Coffee shop at Festival Walk

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism.

CHOW Yei Ching
Chairman

Hong Kong, 13th July, 2005

Financial Review

As at 31st March, 2005, the Group's total net asset amounted to approximately HK$381 million (2004: HK$384 million), a decrease of HK$3 million or 1% when compared with 2004.

Total debt to equity ratio was 0.03% (2004: 0.04%) and net debt to equity ratio was nil (2004: Nil), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$381 million (2004: HK$384 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$121,000 (2004: HK$151,000). Cash and deposit at bank amounted to HK$90 million (2004: HK$64 million) and there are no net borrowings for the two years.

Finance costs for the year amounted to HK$1,000 (2004: HK$22,000), a decrease of HK$21,000 as compared with 2004.

The Company has provided guarantees in respect of loan facilities granted to subsidiary companies amounting to HK$3,172,000 (2004: HK$3,102,000).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Schedule of the Major Properties

Particulars of major properties held by the Group as investment properties/properties for own use are as follows:

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Thailand				
No.540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office and showroom	21,300	Freehold	100
Condominium Unit, Room No.17/353, Soi Sukhumvit 4 (Nana-Tai), Sukhumvit Road, Klongton Subdistrict, Klongtoey District, Bangkok Metropolis	Staff quarters	900	Freehold	100
Unit No.303, 3rd Floor, Silom Complex, Silom Road, Bangrak District, Bangkok	Shop	760	Short	100
Unit No.40-41, Fortune Town Department Store, 2nd Floor, Ratchaddapisek Road, Din Dang District, Bangkok	Shop	580	Short	100
The Mainland China				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office	7,200	Medium	100
Units B and F, 18th Floor, Kam Lai Square, Shanghai	Staff quarters	1,800	Long	100
Hong Kong				
Unit 5 of 3rd Floor, Elite Industrial Centre, 833 Cheung Sha Wan Road, Kowloon	Service centre	1,660	Medium	100
23rd Floor, No. 88 Lockhart Road, Wanchai	Service centre	2,010	Medium	100

Report of the Directors

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2005.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries and associate are shown on pages 53 and 54 and note 12 to the financial statements respectively.

The Group's turnover and profit from operations for the year ended 31st March, 2005 analysed by business and geographical segments are set out in note 21 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2005 are set out in the consolidated income statement on page 20. An interim dividend of HK1 cent per share was paid on Friday, 14th January, 2005. The Directors now recommend the payment of a final dividend of HK1 cent per share.

Share Capital

Movements in the Company's share capital during the year are set out in note 19 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company during the year are set out in note 26 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 20 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 9 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 10 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The five largest suppliers accounted for 84% of the Group's purchases for the year whereas the five largest customers accounted for 31% of the Group's sales for the year. The largest supplier and the largest customer accounted for 76% and 11% of the Group's purchases and sales respectively. None of the Directors, their associates nor any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Major Properties

Particulars of the major properties of the Group as at 31st March, 2005 are set out in page 9.

Report of the Directors

Employees and Remuneration Policies

As at 31st March, 2005, the Group employed approximately 570 full time staff globally. Total staff costs amounted to approximately HK$79 million for the year ended 31st March, 2005. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$439,000 to charitable bodies.

Principal Subsidiaries and Associate

Particulars regarding the principal subsidiaries and associate of the Group are set out in pages 53 and 54 and note 12 to the financial statements respectively.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching	*(Chairman)*
Mr FUNG Pak Kwan	*(Managing Director)*
Mr KUOK Hoi Sang	
Mr KAN Ka Hon	
Mr CHOW Vee Tsung, Oscar	*(Appointed on 18th April, 2005)*
Miss Lily CHOW	

Independent Non-Executive Directors

Mr Shinichi YONEHARA	
Mr WU King Cheong	
Mr KWONG Man Sing	*(Appointed on 30th September, 2004)*

In accordance with the Company's Bye-laws, Messrs Chow Vee Tsung, Oscar and Kwong Man Sing shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang, KAN Ka Hon, CHOW Vee Tsung, Oscar and Shinichi YONEHARA are interested in certain contracts in that they are the Directors and/or have beneficial interests in Chevalier International Holdings Limited ("CIHL"). Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contract of significance to which the Company or its holding company or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Report of the Directors

Directors' Interests in Competing Business

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

The Group has from time to time conducted transactions with CIHL and its subsidiaries (the "CIHL Group") which are "connected persons" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). The Stock Exchange had granted a waiver on 2nd April, 1997 to the Company from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waiver, details of the following connected transactions which have been entered into between certain subsidiaries of CIHL and the Group in the ordinary and usual course of business were not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

The following properties were leased to the Group by the wholly-owned subsidiaries of CIHL at commercial rates:

Landlord	Date of Agreement	Terms	Premises	Rental for the period *(HK$)*
Union Pearl Development Limited	1st January, 2003	2 years commencing from 1st January, 2003	Portion of 20th Floor of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong	68,584
Peak Gain Limited	1st January, 2003	2 years commencing from 1st January, 2003	Portion of 6th, 7th, 8th, 9th, 10th and 11th Floors of Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay, Hong Kong	1,605,498

During the year, rentals for the aforesaid two Tenancy Agreements (the "Former Tenancy Agreements") amounting to approximately HK$1.67 million was paid to CIHL Group.

Announcement was published on 3rd November, 2004 regarding the early termination of the Former Tenancy Agreements with effect from 30th September, 2004 and the new tenancy agreements were entered into with CIHL Group.

During the year ended 31st March, 2005, the Company has in effect the continuing connected transactions set out below which are non-exempt continuing connected transactions under the revised Listing Rules which came into effect on 31st March, 2004 (the "New Listing Rules"). The following new tenancy agreements (the "New Tenancy Agreements") were entered into by Chevalier (OA) Holdings Limited, a wholly-owned subsidiary of the Company as tenant with the following subsidiaries of CIHL as landlord(s). Details of the transactions are set out as follows:–

Landlord	Date of Agreement	Terms	Premises	Rental for the period *(HK$)*
Winfield Development Limited	30th September, 2004	2 years commencing from 1st October, 2004	Portion of 3rd Floor of Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories, Hong Kong	300,852
Peak Gain Limited	30th September, 2004	2 years commencing from 1st October, 2004	Portion of 6th, 7th, 8th, 9th and 10th Floors of Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay, Hong Kong	1,785,696
Oriental Sharp Limited	30th September, 2004	2 years commencing from 1st October, 2004	Portion of 19th and 22nd Floors of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong	67,740

During the year, rentals for the New Tenancy Agreements amounting to approximately HK$2.15 million was paid to CIHL Group.

Announcement was published on 3rd November, 2004 regarding the New Tenancy Agreements in accordance with the New Listing Rules. The Transactions were subject to the reporting and announcement requirements under Rule 14A.34 of the New Listing Rules and were exempted from the independent shareholders' approval requirement under Chapter 14A of the New Listing Rules. The Company had complied with the reporting and announcement requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the New Listing Rules.

All the continuing connected transactions under the Former Tenancy Agreements and the New Tenancy Agreements (the "Transactions") were entered into in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

The Transactions have been reviewed by the Independent Non-Executive Directors of the Company. The Independent Non-Executive Directors of the Company have confirmed that the continuing connected transactions have been entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to/from independent third parties;

(iii) in accordance with the relevant agreements governing such transactions; and

(iv) on terms which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Directors' and Chief Executives' Interests in Securities

As at 31st March, 2005, the interests and short positions of the Directors and the chief executives of the Company in the share, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("the Model Code") were as follows:

(a) Interests in the Company – Shares

		Number of ordinary shares			
Name of Directors	Capacity	Personal interests	Corporate interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner and Interest of controlled corporation	6,815,854	86,994,933*	93,810,787	54.75
FUNG Pak Kwan	Beneficial owner	2,580,000	–	2,580,000	1.5
KUOK Hoi Sang	Beneficial owner	2,400,000	–	2,400,000	1.4
KAN Ka Hon	Beneficial owner	451,200	–	451,200	0.26
Shinichi YONEHARA	Beneficial owner	600	–	600	0.00035

Report of the Directors

* *Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 86,994,933 shares of the Company which were held by CIHL as Dr Chow beneficially owned 144,146,359 shares in CIHL, representing approximately 51.74% of the issued share capital of CIHL. Dr Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Number of ordinary shares			Approximate percentage of interest (%)
		Capacity	Personal interests	Total	
CHOW Yei Ching	CIHL	Beneficial owner	144,146,359	144,146,359	51.74
FUNG Pak Kwan	CIHL	Beneficial owner	93,479	93,479	0.03
KUOK Hoi Sang	CIHL	Beneficial owner	98,216	98,216	0.04
KAN Ka Hon	CIHL	Beneficial owner	29,040	29,040	0.01
Shinichi YONEHARA	CIHL	Beneficial owner	1,671	1,671	0.0006

Save as disclosed above and in "Share Option Schemes" below, as at 31st March, 2005, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein, or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Share Option Schemes

A share option scheme of the Company ("the CiTL Scheme") was approved by the shareholders of CIHL and shareholders of the Company on 20th September, 2002. Another share option scheme of CIHL ("the CIHL Scheme") was also approved by the shareholders of CIHL on 20th September, 2002. The CiTL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Listing Rules. During the year, no share option was granted, exercised, cancelled or lapsed under the CiTL Scheme and the CIHL Scheme. There was no outstanding option under the CiTL Scheme and the CIHL Scheme at the beginning and at the end of the year.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

Apart from the management agreement entered into with CIHL Group as set out in note 28(a) to the financial statements, no other contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

Report of the Directors

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman, aged 69, is the founder of Chevalier Group. He is the Chairman and Managing Director of CIHL, a public listed company in Hong Kong and a substantial shareholder of the Company. He is also an Independent Non-Executive Director of Van Shung Chong Holdings Limited and Shaw Brothers (Hong Kong) Limited and a Non-Executive Director of Television Broadcasts Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. He is the father of Mr Chow Vee Tsung, Oscar and Miss Lily Chow, Executive Directors of the Company. Dr Chow is a director of Chevalier (HK) Limited ("CHK") and Firstland Company Limited ("Firstland") which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Mr FUNG Pak Kwan, Managing Director, aged 53, joined Chevalier Group in 1974 and is a Director of CIHL, a public listed company in Hong Kong and a substantial shareholder of the Company. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale of business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile and hotel business in North America of the Chevalier Group. Mr Fung is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Mr KUOK Hoi Sang, Director, aged 55, joined Chevalier Group in 1972 and is the Managing Director of CIHL, a public listed company in Hong Kong and a substantial shareholder of the Company. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group. Mr Kuok is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Mr KAN Ka Hon, Director and Company Secretary, aged 54, joined Chevalier Group in 1986 and is a Director and Company Secretary of CIHL, a public listed company in Hong Kong and a substantial shareholder of the Company. He is an Independent Non-Executive Director of Victory City International Holdings Limited and Asia Alliance Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants. Mr Kan is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Report of the Directors

Mr CHOW Vee Tsung, Oscar, Director, aged 31, joined Chevalier Group in 2000 and is a Director of CIHL, a public listed company in Hong Kong and a substantial shareholder of the Company. He is responsible for the pipe technologies business, building services business and investments of the Chevalier Group. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently the Chairman of the Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a council member of the Hong Kong Productivity Council and the Internet Professionals Association, an Advisory council of The Better Hong Kong Foundation, a registered manager of Yan Chai Hospital No.2 Secondary School and an Honorary Chairman of the Taiwan Business Association (HK) Ltd. He is the son of Dr Chow Yei Ching, the Chairman of the Company and is also a brother of Ms Lily Chow, an Executive Director of the Company. Dr Chow Yei Ching is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Miss Lily CHOW, Director, aged 42, joined Chevalier Group in 1990. She is responsible for strategic planning and business development of the Group. She is also a member of Guangdong Provincial Committee of Chinese People's Consultative Conference, Committee of Taiwan, Hong Kong, Macau and Overseas of the Zhejing Provincial Committee of Chinese People's Political Conference and Shanghai Women's Federation Committee. She holds a Bachelor Degree and is the daughter of Dr CHOW Yei Ching, the Chairman of the Company and is also a sister of Mr Chow Vee Tsung, Oscar, an Executive Director of the Company.

Independent Non-Executive Directors

Mr Shinichi YONEHARA, aged 54, was appointed to the Board in 2001. He is a graduate of Keio University, Japan. Mr Yonehara joined Mitsui & Co., Ltd in 1974 and retired in January 2001. He was appointed General Manager for Machinery Division of Mitsui & Company (Hong Kong) Limited from 1983 to 1992. Mr Yonehara is well-experienced in aircraft, telecommunications and IT businesses.

Mr WU King Cheong, aged 54, was appointed to the Board in October, 2002. He is an Executive Director of Lee Cheong Gold Dealers Limited. He is also a Councillor of the Eastern District Council of the HKSAR, Assistant Treasurer of the Chinese General Chamber of Commerce, Member of Statistics Advisory Board of the HKSAR and Member of Hong Kong Housing Authority, as well as the Honorary Permanent President of the Chinese Gold and Silver Exchange Society and the Hong Kong Stockbrokers Association. He is also an Independent Non-Executive Director of Yau Lee Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited, Miramar Hotel and Investment Co., Ltd. and Hong Kong Ferry (Holdings) Company Limited, all of which are companies listed on the Stock Exchange.

Mr KWONG Man Sing, aged 59, was appointed to the Board in 2004. He is a professional accountant and also holds a Bachelor degree of Applied Science in Electrical Engineering of University of Toronto. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Canadian Institute of Chartered Accountants. Mr Kwong was with PricewaterhouseCoopers, Certified Public Accountants for more than 32 years, of which he was an audit partner since 1980 until he retired from the firm on 30th June 2002.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme ("the Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December, 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Report of the Directors

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$3,917,000 against which the forfeited contributions amounting to HK$206,000 have been deducted. There were forfeited contributions amounting to HK$70,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholders' Interests in Securities

As at 31st March, 2005, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	**Number of shares held**		**Approximate percentage of interest** *(%)*
CHOW Yei Ching	93,810,787	*(Notes 1 and 3)*	54.75
MIYAKAWA Michiko	93,810,787	*(Notes 2 and 3)*	54.75
CIHL	86,994,933	*(Note 3)*	50.77
CHK	13,471,200	*(Note 3)*	7.86
Firstland	13,471,200	*(Note 3)*	7.86

Notes:

1. Under the SFO, these shares were held by Dr Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 86,994,933 in which Dr Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 93,810,787 shares held by Dr Chow.

3. These shares were held as interest of controlled corporation through Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, CHK, CIHL, Dr Chow and his spouse were deemed to be interested in 13,471,200 shares.

Save as disclosed above, as at 31st March, 2005, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Report of the Directors

Arrangement for Acquisition of Shares or Debentures

Except for the share option schemes adopted by the Company and its associated corporations, at no time during the year was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Audit Committee

The Audit Committee, which was established pursuant to the requirements of Rules 3.21 of the Listing Rules, comprises Messrs Shinichi YONEHARA, WU King Cheong and KWONG Man Sing (who was appointed on 30th September, 2004), all the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the management the connected transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters including the review of the audited financial statements for the year ended 31st March, 2005.

Corporate Governance

In the opinion of the Directors, the Company has complied throughout the year ended 31st March, 2005 with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules, which was still in force prior to 1st January, 2005 and remains applicable to the year under review, save and except that all the Independent Non-Executive Directors of the Company are not appointed for any specific terms but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code for the year ended 31st March, 2005.

The Company has received, from each of the Independent Non-Executive Directors, a written confirmation of their respective independence to the Company pursuant to Rule 3.13 of the Listing Rules. The Company considers all the Independent Non-Executive Directors are independent.

Sufficiency of Public Float

According to the information that is publicly available to the Company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares as at 25th July, 2005, the latest practicable date to ascertain such information prior to the issue of this annual report.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who will retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman

Hong Kong, 13th July, 2005

Report of the Auditors



TO THE MEMBERS OF CHEVALIER iTECH HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 20 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion based on our audit, on those financial statements and to report our opinion to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
13th July, 2005

Consolidated Income Statement

FOR THE YEAR ENDED 31ST MARCH, 2005

	Notes	**2005** **HK$'000**	2004 HK$'000
Turnover	3	**687,108**	670,583
Cost of sales		**(626,233)**	(597,626)
Gross profit		**60,875**	72,957
Other operating income		**1,744**	8,924
Distribution costs		**(52,884)**	(52,642)
Administrative expenses		**(4,595)**	(3,757)
Other operating expenses		**(210)**	(1,979)
Profit from operations		**4,930**	23,503
Finance costs		**(1)**	(22)
Share of result of an associate		**(826)**	(77)
Gain on discontinued operations	4	**–**	1,016
Profit before taxation	5	**4,103**	24,420
Taxation	6	**(339)**	(1,557)
Profit for the year		**3,764**	22,863
Dividend	7	**3,427**	8,568
Earnings per share	8	**2.20 cents**	13.34 cents

Consolidated Balance Sheet

AS AT 31ST MARCH, 2005

	Notes	**2005** **HK$'000**	2004 HK$'000
Non-current assets			
Investment properties	9	**5,160**	5,160
Property, plant and equipment	10	**31,405**	29,042
Interests in associate	12	**379**	2,239
Investments in securities	13	**4,440**	5,000
Fixed deposit		**–**	7,800
		41,384	49,241
Current assets			
Inventories	14	**55,262**	67,069
Properties for sale, at cost		**1,135**	1,135
Debtors, deposits and prepayments	15	**70,956**	77,075
Amount due from ultimate holding company		**711**	245
Amounts due from customers for contract work	16	**939**	438
Tax recoverable		**574**	487
Investments in securities	13	**110,815**	152,769
Bank balances and cash equivalents		**181,451**	124,486
		421,843	423,704
Current liabilities			
Creditors, deposits and accruals	17	**59,662**	66,315
Amounts due to customers for contract work	16	**199**	1,322
Bills payable		**695**	1,721
Deferred service income		**20,751**	18,664
Provision for taxation		**411**	633
Unsecured bank overdrafts		**121**	151
		81,839	88,806
Net current assets		**340,004**	334,898
Total assets less current liabilities		**381,388**	384,139
Non-current liability			
Deferred taxation	18	**80**	379
Minority interests		**175**	174
		381,133	383,586
Capital and reserves			
Share capital	19	**85,678**	85,678
Reserves	20	**295,455**	297,908
		381,133	383,586

The financial statements on pages 20 to 54 were approved and authorised for issue by the Board of Directors on 13th July, 2005 and are signed on its behalf by:

FUNG Pak Kwan	**CHOW Vee Tsung, Oscar**
Director	*Director*

Balance Sheet

AS AT 31ST MARCH, 2005

	Notes	**2005** **HK$'000**	2004 HK$'000
Non-current assets			
Property, plant and equipment	10	**121**	151
Interests in subsidiaries	11	**89,225**	100,233
		89,346	100,384
Current assets			
Debtors, deposits and prepayments		**715**	494
Amount due from ultimate holding company		**380**	245
Amounts due from subsidiaries		**227,288**	241,044
Bank balances and cash equivalents		**46,987**	32,185
		275,370	273,968
Current liabilities			
Creditors, deposits and accruals		**3,992**	4,361
Amounts due to subsidiaries		**40,696**	40,950
		44,688	45,311
Net current assets		**230,682**	228,657
		320,028	329,041
Capital and reserves			
Share capital	19	**85,678**	85,678
Reserves	20	**234,350**	243,363
		320,028	329,041

FUNG Pak Kwan
Director

CHOW Vee Tsung, Oscar
Director

Consolidated Statement of Changes in Equity

FOR THE YEAR ENDED 31ST MARCH, 2005

	2005	2004
	HK$'000	*HK$'000*
Total equity at beginning of the year	**383,586**	364,234
Surplus on revaluation of properties	**685**	1,238
Exchange difference arising on translation of financial statements of overseas subsidiaries	**(47)**	(1,322)
Net gain (loss) not recognised in the consolidated income statement	**638**	(84)
Profit for the year	**3,764**	22,863
Dividends paid	**(6,855)**	(3,427)
Total equity at end of the year	**381,133**	383,586

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST MARCH, 2005

	2005 HK$'000	2004 HK$'000
OPERATING ACTIVITIES		
Profit before taxation	4,103	24,420
Adjustments for:		
Share of result of an associate	826	77
Interest income	(269)	(2,523)
Interest expenses	1	22
Depreciation	4,681	4,803
Net realised and unrealised holding loss (gain) on other investments	8,271	(6,595)
Impairment loss on investment securities	560	–
Loss on disposal of property, plant and equipment	450	58
Surplus on revaluation of properties for own use	(2,293)	(828)
Operating cash flows before movements in working capital	16,330	19,434
Decrease (increase) in inventories	11,948	(8,652)
Decrease in debtors, deposits and prepayments	6,260	36,564
(Increase) decrease in amounts due from customers for contract work	(501)	806
Decrease (increase) in investments in securities	33,683	(47,316)
Decrease in bills payable	(1,026)	(365)
Decrease in creditors, deposits and accruals	(6,720)	(713)
Decrease in amounts due to customers for contract work	(1,123)	(3,208)
Increase (decrease) in deferred service income	2,085	(869)
Exchange difference	(394)	(6,323)
Cash from (used in) operations	60,542	(10,642)
Profits tax paid	(1,184)	(3,646)
Profits tax refunded	237	809
Interest paid	(1)	(22)
NET CASH FROM (USED IN) OPERATING ACTIVITIES	59,594	(13,501)
INVESTING ACTIVITIES		
Interest received	269	2,523
Repayment from an associate	1,034	331
Purchase of property, plant and equipment	(6,063)	(6,195)
Proceeds from disposal of property, plant and equipment	1,600	1,572
Withdrawal (placing) of fixed deposit	7,800	(7,800)
Disposal of an associate	–	6,971
NET CASH FROM (USED IN) INVESTING ACTIVITIES	4,640	(2,598)
FINANCING ACTIVITIES		
Dividends paid	(6,855)	(3,427)
Net advance to ultimate holding company	(466)	(6,535)
NET CASH USED IN FINANCING ACTIVITIES	(7,321)	(9,962)
Net increase (decrease) in cash and cash equivalents	56,913	(26,061)
Cash and cash equivalents at beginning of the year	124,335	148,960
Effect of changes in foreign exchange rates	82	1,436
Cash and cash equivalents at end of the year	181,330	124,335
Analysis of the balance of cash and cash equivalents		
Bank balances and cash equivalents	181,451	124,486
Bank overdrafts	(121)	(151)
	181,330	124,335

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

1. GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability. The Company's ultimate holding company is Chevalier International Holdings Limited ("CIHL"), a limited liability company incorporated in Bermuda. Both CIHL's and the Company's shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activities of the Company are investment holding whereas those of the subsidiaries are set out in pages 53 and 54.

2. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates on the basis set out in (d) below.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b) Goodwill/negative goodwill on consolidation

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate. Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1st April, 2001 is capitalised and amortised on a straight-line basis over its estimated useful life. Goodwill arising on acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to income statement at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisitions after 1st April, 2001 is presented as deduction from assets and will be released to income statement based on an analysis of the circumstances from which the balance resulted. Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of the associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

(c) Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

2. PRINCIPAL ACCOUNTING POLICIES – continued

(d) Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

(e) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(f) Property, plant and equipment

(i) Properties

Properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining terms of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

2. PRINCIPAL ACCOUNTING POLICIES – continued

(f) Property, plant and equipment – continued

(ii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is provided to write off the cost of plant and equipment over their estimated useful lives after taking into account their estimated residual values, on the reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	Annual charge
Computer equipment	20%	40%
Others	20%	20%

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(g) Properties for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(h) Inventories

Inventories represent general merchandise and consumable stores. General merchandise are stated at the lower of cost and net realisable value whereas consumable stores are stated at cost less allowance. Cost is calculated using weighted average method.

(i) Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

2. PRINCIPAL ACCOUNTING POLICIES – continued

(j) Installation contracts

When the outcome of an installation contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of an installation contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress are recorded in the balance sheet at the contract costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "amounts due from customers for contract work" (as an asset) or "amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "debtors, deposits and prepayments".

(k) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

(l) Revenue recognition

Income from sale of goods is recognised when goods are delivered and title of the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred service income.

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer. When the outcome of an installation contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

2. PRINCIPAL ACCOUNTING POLICIES – continued

(l) Revenue recognition – continued

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Income from sale of securities is recognised on a trade-date basis.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the term of the respective lease.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

(m) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

(n) Retirement benefit costs

The retirement benefit costs charged in the income statement represent the contributions paid and payable in respect of the current year to the Group's defined contribution schemes.

(o) Foreign currency translation

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling on that date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the subsidiaries and associates operating outside Hong Kong are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to exchange fluctuation reserve. Such translation differences are recognised as income or as expenses in the year in which the subsidiary or associate is disposed of.

(p) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

2. PRINCIPAL ACCOUNTING POLICIES – continued

(p) Taxation – continued

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other asset and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Potential impact arising from the recently issued accounting standards

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 and any business combinations for which the agreement date is on or after 1st January 2005 under HKFRS 3 "Business Combinations". The Group has not early adopted the new HKFRSs applicable to financial statements for the year ending 31st March 2006 in the financial statements for current year or entered into any business combination for which the agreement date is on or after 1st January 2005. Therefore the new HKFRS 3 did not have any impact on the Group for the year ended 31st March 2005.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3. TURNOVER

Turnover represents the net amount received and receivable for goods sold, provision of services and income from investments. An analysis of the Group's turnover by business and geographical segment is set out in note 21.

	2005 HK$'000	2004 HK$'000
Sales of computer and business machines	**474,243**	426,348
Provision of maintenance services	**100,617**	119,758
Sales of investments in securities	**101,988**	117,217
Interest income from debt securities and other deposits	**10,260**	7,260
	687,108	670,583

4. GAIN ON DISCONTINUED OPERATIONS

Credit in last year mainly represents over-accrual of staff redundancy cost and operating lease charges and related outgoings made in prior years on termination of the Group's operations in trading of general merchandise of HK$68,000 and retailing of telecommunication equipment and provision of telecommunication agency services of HK$948,000.

The results of operation and the carrying amounts of assets and liabilities of the discontinued business included in last years' consolidated financial statements are as follows:

	Retailing of telecommunication equipment and provision of telecommunication agency services *HK$'000*	**Trading of general merchandise** *HK$'000*
Turnover	994	–
Other operating income	3,180	–
Operating costs	(1,394)	–
Profit from operations	2,780	–
Total assets	2,492	27
Total liabilities	2,853	992

The retailing of telecommunication equipment and provision of telecommunication agency services contributed HK$4,504,000 to the Group's last year's net operating cash flows, contributed HK$159,000 in respect of last year's investing activities and used up HK$4,877,000 in respect of last year's financing activities.

The trading of general merchandise used up HK$1,203,000 of the Group's last year's net operating cash flows and contributed HK$1,202,000 in respect of last year's financing activities.

5. PROFIT BEFORE TAXATION

	2005 *HK$'000*	2004 *HK$'000*
Profit before taxation has been arrived at after charging:		
Auditors' remuneration		
Current year	830	889
Overprovision for prior year	–	(288)
	830	601
Depreciation on property, plant and equipment	4,681	4,803
Loss on disposal of property, plant and equipment	450	58
Operating lease payments in respect of renting of premises	8,457	10,592
Staff costs *(note)*	78,763	80,392
Net realised and unrealised holding loss on other investments	8,271	–
Impairment loss on investment securities included in cost of sales	560	–
Interest on bank overdrafts	1	22
and crediting:		
Gross rental income from properties of HK$383,000 (2004: HK$586,000) less outgoings	275	420
Gross earnings from leasing of assets other than properties of HK$4,795,000 (2004: HK$4,051,000) less outgoings	4,358	3,425
Net realised and unrealised holding gain on other investments	–	6,595
Interest income from bank deposits	269	2,523
Exchange gain	971	4,035
Surplus on revaluation of properties for own use	2,293	828

Note: Details of directors' emoluments included in staff costs are disclosed in note 22. Staff costs include an amount of HK$729,000 (2004: HK$1,056,000) in respect of staff redundancy payments.

6. TAXATION

	2005	2004
	HK$'000	*HK$'000*
Current taxation		
Company and subsidiaries		
Hong Kong	**228**	748
Overseas	**410**	430
	638	1,178
Deferred taxation		
Hong Kong *(note 18)*	**(299)**	379
	339	1,557

Provision for Hong Kong Profits Tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

The taxation for the year can be reconciled to the profit before taxation per the income statement as follows:

	2005	2004
	HK$'000	*HK$'000*
Profit before taxation	**4,103**	24,420
Less: Share of result of an associate	**826**	77
	4,929	24,497
Tax at the domestic income tax rate of 17.5% (2004: 17.5%) *(note)*	**863**	4,287
Tax effect of expenses not deductible for tax purpose	**1,935**	356
Tax effect of income not taxable for tax purpose	**(2,208)**	(2,192)
Tax effect of tax losses not recognised	**2,368**	1,282
Tax effect of utilisation of tax losses previously not recognised	**(1,468)**	(3,092)
Tax effect on other deductible temporary differences not recognised	**(1,296)**	868
Effect of different tax rates of subsidiaries operating in other jurisdictions	**139**	195
Others	**6**	(147)
Tax expenses of the Company and subsidiaries for the year	**339**	1,557

Note: The domestic tax rate in the jurisdiction where the operations of the Group is substantially based.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

7. DIVIDEND

	2005	2004
	HK$'000	*HK$'000*
Interim dividend paid		
HK$0.01 (2004: HK$0.02) per share on 171,355,871 shares	**1,714**	3,427
Proposed final dividend		
HK$0.01 (2004: HK$0.03) per share on 171,355,871 shares	**1,713**	5,141
	3,427	8,568

The final dividend of HK$0.01 (2004: HK$0.03) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

8. EARNINGS PER SHARE

Basic earnings per share is calculated based on the profit for the year of HK$3,764,000 (2004: HK$22,863,000) and on the number of ordinary shares of 171,355,871 (2004: 171,355,871) in issue during the year.

9. INVESTMENT PROPERTIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Properties situated in the Mainland China, held under medium-term leases	**5,160**	5,160

Investment properties were revalued on an open market value basis on 31st March, 2005 by independent professional valuer, DTZ Debenham Tie Leung Limited.

Gross rental income derived from renting of investment properties under operating leases during the year amounted to HK$190,000 (2004: HK$419,000).

10. PROPERTY, PLANT AND EQUIPMENT

	Properties for own use									
	Hong Kong	Overseas		The Mainland China				Furniture, fixtures, office equipment and motor vehicles		
	under medium-term lease	freehold	under short-term lease	under long-term lease	under medium-term lease	Transmitters and telecom-munication equipment	Machinery, tools and equipment	for own use	for lease	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP										
AT COST OR VALUATION										
At 1st April, 2004	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511
Additions	-	-	-	-	-	2	461	529	5,071	6,063
Disposals	-	-	-	(630)	-	-	(3,869)	(4,069)	(876)	(9,444)
Surplus on revaluation	1,800	40	197	300	-	-	-	-	-	2,337
Exchange adjustments	-	56	3	-	-	-	28	51	21	159
At 31st March, 2005	6,600	8,661	637	1,350	1,710	133	9,628	12,991	11,916	53,626
ACCUMULATED DEPRECIATION										
At 1st April, 2004	-	-	-	-	-	93	10,785	12,642	1,949	25,469
Charge for the year	111	270	119	18	123	8	996	946	2,090	4,681
Eliminated on disposals	-	-	-	-	-	-	(3,523)	(3,652)	(219)	(7,394)
Eliminated on revaluation	(111)	(270)	(119)	(18)	(123)	-	-	-	-	(641)
Exchange adjustments	-	-	-	-	-	-	35	50	21	106
At 31st March, 2005	-	-	-	-	-	101	8,293	9,986	3,841	22,221
NET BOOK VALUES										
At 31st March, 2005	6,600	8,661	637	1,350	1,710	32	1,335	3,005	8,075	31,405
At 31st March, 2004	4,800	8,565	437	1,680	1,710	38	2,223	3,838	5,751	29,042

An analysis of cost or valuation of the property, plant and equipment is as follows:

At cost	-	-	-	-	-	133	9,628	12,991	11,916	34,668
At 2005 professional valuation	6,600	8,661	637	1,350	1,710	-	-	-	-	18,958
	6,600	8,661	637	1,350	1,710	133	9,628	12,991	11,916	53,626

Properties were revalued on an open market value basis on 31st March, 2005 based on existing use by independent professional valuers. Properties in Hong Kong were revalued by Messrs. Knight Frank. Overseas properties were revalued by Sallmanns (Far East) Limited. Properties in the Mainland China were revalued by DTZ Debenham Tie Leung Limited.

Had these properties been carried at cost less accumulated depreciation, the carrying amount at 31st March, 2005 would have been HK$20,168,000 (2004: HK$22,286,000).

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

10. PROPERTY, PLANT AND EQUIPMENT – continued

THE COMPANY

	Motor Vehicle
	HK$'000
AT COST	
At 1st April, 2004 and 31st March, 2005	348
ACCUMULATED DEPRECIATION	
At 1st April, 2004	197
Charge for the year	30
At 31st March, 2005	227
NET BOOK VALUES	
At 31st March, 2005	121
At 31st March, 2004	151

11. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, at costs less impairment loss	**59,635**	57,951
Amounts due from subsidiaries, net of allowances for doubtful amounts	**29,590**	42,282
	89,225	100,233

Particulars regarding the principal subsidiaries as at 31st March, 2005 are set out in pages 53 and 54.

The Directors are of the opinion that a complete list of all subsidiaries would be of excessive length and therefore, the subsidiaries as set out are those that principally affect the results or assets of the Group.

The amounts due from subsidiaries are unsecured and interest free. The balance is classified as non-current asset as the company has no intention to demand for repayment within one year.

None of the subsidiaries had any debt securities outstanding at the end of the year.

12. INTERESTS IN ASSOCIATE

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets	–	24
Amount due from an associate, net of allowance for doubtful amount	**379**	2,215
	379	2,239

Particulars of the associate Guangzhou Chevalier iTech Limited, incorporated and is operating in the Mainland China, as at 31st March, 2005 are as follows:

Form of business structure:	Corporate
Effective % of registered capital held by a subsidiary:	24%
Principal activities:	Trading of office equipment and provision of maintenance services

13. INVESTMENTS IN SECURITIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Investment securities:		
Equity securities, unlisted	**4,440**	5,000
Other investments:		
Equity securities at market value, listed in Hong Kong	**267**	416
Equity securities, unlisted	–	2,976
Debt securities at market value, listed overseas	**5,838**	5,969
Debt securities, unlisted	**85,355**	108,054
Mutual fund, unlisted	**19,355**	35,354
	115,255	157,769
Carrying value analysed for reporting purposes are:		
Non-current	**4,440**	5,000
Current	**110,815**	152,769
	115,255	157,769

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

14. INVENTORIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Inventories held for resale	**50,156**	63,455
Consumable stores	**5,106**	3,614
	55,262	67,069

Included in the above are inventories held for resale of HK$6,940,000 (2004: HK$8,842,000) carried at net realisable value.

The cost of inventories recognised as an expense during the year was HK$424,252,000 (2004: HK$381,115,000).

15. DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are trade debtors of HK$52,416,000 (2004: HK$56,650,000). An aged analysis of trade debtors as at 31st March, 2005 is as follows:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
0 – 60 days	**47,891**	50,455
61 – 90 days	**1,871**	3,298
Over 90 days	**2,654**	2,897
	52,416	56,650

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days.

16. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	**48,626**	68,151
Recognised profits less losses	**(6,492)**	(6,633)
	42,134	61,518
Progress billings	**(41,394)**	(62,402)
	740	(884)
Represented by:		
Amounts due from customers included in current assets	**939**	438
Amounts due to customers included in current liabilities	**(199)**	(1,322)
	740	(884)

At 31st March, 2005, retentions held by customers for contract work amounted to HK$2,305,000 (2004: HK$4,909,000). No advance payments were received from customers for contract work.

17. CREDITORS, DEPOSITS AND ACCRUALS

Included in creditors, deposits and accruals are trade creditors of HK$23,861,000 (2004: HK$28,613,000). An aged analysis of the trade creditors as at 31st March, 2005 is as follows:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
0 – 60 days	**20,206**	26,739
61 – 90 days	**1,445**	–
Over 90 days	**2,210**	1,874
	23,861	28,613

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

18. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the year:

	THE GROUP			
	Accelerated tax depreciation	**Tax losses**	**Others**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2003	–	–	–	–
Charge (credit) to income for the year	536	(107)	(50)	379
At 31st March, 2004	536	(107)	(50)	379
Charge (credit) to income for the year	388	(651)	(36)	(299)
	924	(758)	(86)	80

At 31st March, 2005, no deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$510,211,000 (2004: HK$504,159,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$2,318,000 (2004: HK$2,359,000) that will expire in 2010. Other tax losses may be carried forward indefinitely.

At 31st March, 2005, the Group had deductible temporary difference of HK$31,616,000 (2004: HK$38,162,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

19. SHARE CAPITAL

	2005	2004
	HK$'000	*HK$'000*
Authorised:		
240,000,000 (2004: 240,000,000) ordinary shares of HK$0.50 (2004: HK$0.50) each	**120,000**	120,000
Issued and fully paid:		
171,355,871 (2004: 171,355,871) ordinary shares of HK$0.50 (2004: HK$0.50) each	**85,678**	85,678

There was no movement in share capital during the year ended 31st March, 2005. In the last financial year, three shares of HK$0.10 each were allotted at HK$0.464 on exercise of share options and every five issued and unissued ordinary shares of HK$0.10 each were consolidated into one ordinary share of HK$0.50.

Details of the share option scheme of the Company are set out in note 26.

20. RESERVES

	Share premium	Capital reserve	Capital redemption reserve	Properties for own use revaluation reserve	Exchange fluctuation reserve	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP								
At 1st April, 2003	223,434	18,231	14	1,526	2,358	–	32,993	278,556
Surplus on revaluation of properties	–	–	–	1,238	–	–	–	1,238
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	(1,322)	–	–	(1,322)
Profit for the year	–	–	–	–	–	–	22,863	22,863
Dividends	–	–	–	–	–	5,141	(8,568)	(3,427)
At 31st March, 2004	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908
Final dividend for 2004 paid	–	–	–	–	–	(5,141)	–	(5,141)
Surplus on revaluation of properties	–	–	–	685	–	–	–	685
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	(47)	–	–	(47)
Profit for the year	–	–	–	–	–	–	3,764	3,764
Dividends	–	–	–	–	–	1,713	(3,427)	(1,714)
At 31st March, 2005	223,434	18,231	14	3,449	989	1,713	47,625	295,455

Notes:

(i) Reserves of the Group at the balance sheet date includes the Group's share of the post-acquisition loss sustained by an associate amounting to HK$103,000 (2004: HK$79,000).

(ii) The capital reserve includes amounts of HK$27,000 (2004: HK$27,000) goodwill and HK$198,000 (2004: HK$198,000) negative goodwill on consolidation.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

20. RESERVES – continued

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY						
At 1st April, 2003	223,434	6,226	14	–	13,856	243,530
Profit for the year	–	–	–	–	3,260	3,260
Dividends	–	–	–	5,141	(8,568)	(3,427)
At 31st March, 2004	223,434	6,226	14	5,141	8,548	243,363
Final dividend for 2004 paid	–	–	–	(5,141)	–	(5,141)
Loss for the year	–	–	–	–	(2,158)	(2,158)
Dividends	–	–	–	1,713	(3,427)	(1,714)
At 31st March, 2005	223,434	6,226	14	1,713	2,963	234,350

Notes:

(a) Contributed surplus represents the difference between the value of total net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for the re-orgainisation in 1989, less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

(b) As at 31st March, 2005, the Company's reserves available for distribution to shareholders amounted to HK$10,902,000 (2004: HK$19,915,000).

21. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into four operating divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

TURNOVER AND RESULTS

Year ended 31st March, 2005

	Continuing operations				
	Computer and business machines *HK$'000*	Network solution & telecom-munication systems *HK$'000*	Technical and maintenance services *HK$'000*	Investment in securities and others *HK$'000*	Total *HK$'000*
TURNOVER					
Total sales	453,141	109,362	42,829	112,248	717,580
Inter-segment sales	(21,372)	(2,065)	(7,035)	-	(30,472)
External sales	431,769	107,297	35,794	112,248	687,108
RESULTS					
Segment results	1,609	513	2,388	1,349	5,859
Interest income					269
Unallocated corporate income					302
Unallocated corporate expenses					(1,500)
Profit from operations					4,930
Finance costs					(1)
Share of result of an associate	(826)	-	-	-	(826)
Profit before taxation					4,103
Taxation					(339)
Profit for the year					3,764

21. SEGMENT INFORMATION – continued

Business segments – continued

TURNOVER AND RESULTS

Year ended 31st March, 2004

	Continuing operations				Discontinued operations		
	Computer and business machines	Network solution & telecom-munication systems	Technical and maintenance services	Investment in securities and others	General merchandise trading	Telecom-munication services and retailing	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER							
Total sales	433,462	121,109	46,560	124,477	-	1,818	727,426
Inter-segment sales	(48,723)	(1,850)	(5,446)	-	-	(824)	(56,843)
External sales	384,739	119,259	41,114	124,477	-	994	670,583
RESULTS							
Segment results	720	(1,668)	2,717	13,856	-	2,780	18,405
Interest income							2,523
Unallocated corporate income							4,152
Unallocated corporate expenses							(1,577)
Profit from operations							23,503
Finance costs							(22)
Share of result of an associate	(77)	-	-	-	-	-	(77)
Gain on discontinued operations	-	-	-	-	68	948	1,016
Profit before taxation							24,420
Taxation							(1,557)
Profit for the year							22,863

Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

21. SEGMENT INFORMATION – continued

Business segments – continued

BALANCE SHEET

As at 31st March, 2005

	Continuing operations				
	Computer and business machines *HK$'000*	Network solution & telecom-munication systems *HK$'000*	Technical and maintenance services *HK$'000*	Investment in securities and others *HK$'000*	Total *HK$'000*
ASSETS					
Segment assets	89,683	46,312	13,015	238,064	387,074
Interests in an associate	379	–	–	–	379
Unallocated corporate assets					75,774
Consolidated total assets					463,227
LIABILITIES					
Segment liabilities	35,776	25,227	9,477	–	70,480
Unallocated corporate liabilities					11,439
Consolidated total liabilities					81,919

As at 31st March, 2004

	Continuing operations				Discontinued operations		
	Computer and business machines *HK$'000*	Network solution & telecom-munication systems *HK$'000*	Technical and maintenance services *HK$'000*	Investment in securities and others *HK$'000*	General merchandise trading *HK$'000*	Telecom-munication services and retailing *HK$'000*	Total *HK$'000*
ASSETS							
Segment assets	112,672	42,292	10,872	159,530	27	2,492	327,885
Interests in an associate	2,239	–	–	–	–	–	2,239
Unallocated corporate assets							142,821
Consolidated total assets							472,945
LIABILITIES							
Segment liabilities	40,470	28,068	5,711	–	992	2,853	78,094
Unallocated corporate liabilities							11,091
Consolidated total liabilities							89,185

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

21. SEGMENT INFORMATION – continued

Business segments – continued

OTHER INFORMATION

Year ended 31st March, 2005

	Continuing operations				
	Computer and business machines *HK$'000*	Network solution & telecom-munication systems *HK$'000*	Technical and maintenance services *HK$'000*	Investment in securities and others *HK$'000*	Total *HK$'000*
Capital additions	5,340	310	14	399	6,063
Depreciation	3,156	711	341	473	4,681
Realised and unrealized loss on other investment	–	–	–	8,271	8,271
Impairment loss on investment securities	–	–	–	560	560
Loss on disposal of property, plant and equipment	450	–	–	–	450

Year ended 31st March, 2004

	Continuing operations				Discontinued operations		
	Computer and business machines *HK$'000*	Network solution & telecom-munication systems *HK$'000*	Technical and maintenance services *HK$'000*	Investment in securities and others *HK$'000*	General merchandise trading *HK$'000*	Telecom-communication service and retailing *HK$'000*	Total *HK$'000*
Capital additions	4,558	486	226	925	–	–	6,195
Depreciation	2,262	896	969	676	–	–	4,803
Loss on disposal of property, plant and equipment	58	–	–	–	–	–	58

21. SEGMENT INFORMATION – continued

Geographical segments

The Group's operations in sales of computer and business machines and telecommunication systems, provision of technical and maintenance services and network solution services are carried out in Hong Kong, Thailand and the Mainland China. The discontinued operations, retailing of telecommunication equipment and provision of telecommunication agency services and trading of general merchandise were carried out in Hong Kong. The following table provides an analysis of the Group's turnover by geographical market:

	Turnover by geographical market			
	2005		2004	
	HK$'000	%	*HK$'000*	%
Hong Kong	**607,118**	**88**	516,689	77
Thailand	**69,028**	**10**	124,176	19
Others	**10,962**	**2**	29,718	4
	687,108	**100**	670,583	100

The following is an analysis of the carrying amounts of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

	Carrying amounts of segment assets				Additions to property, plant and equipment			
	2005		2004		**2005**		2004	
	HK$'000	%	*HK$'000*	%	***HK$'000***	%	*HK$'000*	%
Hong Kong	**401,617**	**87**	392,870	83	**5,036**	**82**	3,182	51
Thailand	**52,206**	**11**	65,042	14	**1,006**	**17**	3,003	48
Others	**8,451**	**2**	12,307	3	**21**	**1**	10	1
	462,274	**100**	470,219	100	**6,063**	**100**	6,195	100

22. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Details of the emoluments paid to the Directors of the Company are as follows:

	2005	2004
	HK$'000	*HK$'000*
Fees	300	240
Salaries, allowances and benefits in kind	1,212	–
Retirement benefits scheme contributions	8	–
	1,520	240

Except for the directors' fees of HK$300,000 (2004: HK$240,000) paid to the Independent Non-executive Directors, no other emoluments were paid or are payable to the Independent Non-executive Directors during the two years ended 31st March, 2005.

The emoluments of the Directors fall within the following bands:

	Number of directors	
	2005	2004
Nil – HK$1,000,000	7	7
HK$1,000,001 – HK$1,500,000	1	–
	8	7

In addition to the directors' emoluments disclosed above, four (2004: four) Directors received remuneration totalling HK$16,621,000 (2004: HK$15,259,000) from the Company's ultimate holding company in respect of their services to the ultimate holding company and its subsidiaries including the Group.

The amounts paid by the ultimate holding company have not been allocated between the services of the directors as Directors of the Company and its subsidiaries, and their services to the ultimate holding company and its other subsidiaries.

22. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT - Continued

The five highest paid individuals included one (2004: nil) Director. The emoluments of the five (2004: five) highest paid individuals were as follows:

	2005	2004
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	**4,409**	3,354
Retirement benefits scheme contributions	**189**	215
	4,598	3,569

The emoluments of these five (2004: five) highest paid individuals fall within the following bands:

	Number of individuals	
Bands	**2005**	2004
Nil – HK$1,000,000	**3**	5
HK$1,000,001 – HK$1,500,000	**2**	–

23. CHARGE OF ASSETS

At 31st March, 2005, certain properties with an aggregate carrying value of HK$8,163,000 (2004: HK$8,070,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

24. CONTINGENT LIABILITIES

At 31st March, 2005 the Company had contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$3,172,000 (2004: HK$3,102,000); and

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$650,000 (2004: HK$2,053,000).

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

25. OPERATING LEASE

(a) The Group and the Company as lessees

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**3,655**	3,356	–	92
In the second to fifth year inclusive	**83**	–	–	–
	3,738	3,356	–	92

Leases are negotiated and rentals are fixed for an average term of 2 years.

(b) The Group as lessors

All the investment properties were leased out for a period of one year and the Group did not have any renewal options given to the lessees. The future minimum lease payments receivable by the Group within one year under non-cancellable operating leases amounted to HK$360,000 (2004: HK$135,000).

26. SHARE OPTION SCHEME

The Company's existing share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September, 2012.

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's and CIHL's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent non-executive directors of the Company and CIHL. Where any grant of options to a substantial shareholder or any independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant must be approved in advance by the Company's and CIHL's shareholders.

26. SHARE OPTION SCHEME - continued

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 for each lot of options granted. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the board of directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options were granted since the adoption of the Scheme.

27. RETIREMENT BENEFITS

The Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") for the benefits of the Hong Kong employees. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$20,000 to the scheme, which contribution is matched by the employee.

The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of services with the Group.

Where there are employees who leave the ORSO scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$206,000 (2004: HK$569,000).

The total cost charged to income statement of HK$3,711,000 (2004: HK$3,682,000) represents contributions pay and payable to these schemes by the Group in respect of the current accounting period net of forfeited contributions. As at 31st March, 2005, contributions of HK$272,000 (2004: HK$250,000) due in respect of the reporting period had not been paid over to the schemes.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

28. RELATED PARTY TRANSACTIONS

The Company's ultimate holding company, CIHL and its subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of Statement of Standard Accounting Practice 20 ("SSAP 20") issued by the HKICPA. Details of the material transactions with these companies are as follows:

(a) On 28th March, 2004, the Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 2005 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$2,775,000 (2004: HK$2,376,000). The management agreement expired on 28th March, 2005 and has been renewed for a further term of one year.

(b) During the year, the Group sold computer equipment and business machines and provided maintenance services to wholly-owned subsidiaries of CIHL totalling HK$10,241,000 (2004: HK$4,492,000). The price is determined with reference to market prices.

(c) During the year, the Group paid rentals determined with reference to market rates amounting to HK$3,828,000 (2004: HK$3,488,000) to wholly-owned subsidiaries of CIHL, for the use of their premises by the Group.

(d) During the year, the Group paid storage and delivery charges amounting to HK$2,054,000 (2004: HK$4,167,000) and HK$734,800 (2004: HK$1,483,000), respectively, to a wholly-owned subsidiary of CIHL to cover its costs for services provided to the Group.

The outstanding balance due from the ultimate holding company arising from the above transactions and payment of recurrent expenses on behalf of the Group as at 31st March, 2005 amounted to HK711,000 (2004: HK$245,000).

Apart from the above, the Group obtained repayment from the associate during the year and provision of approximately HK$1,180,000 was made on the remaining amount due from it. The amount outstanding at 31st March, 2005 is HK$1,000 (2004: HK$2,215,000).

The balance with the associate has no fixed repayment terms, unsecured and interest-free. The balance with the associate is classified as non-current asset as the Company has no intention to demand for repayment within one year.

29. SUBSEQUENT EVENT

On 20th May, 2005, the Group acquired the entire issued share capital of Pacific Coffee (Holdings) Limited ("Pacific Coffee") at a consideration of HK$205,000,000 of which HK$60,000,000 was financed by bank borrowings. It is impracticable to disclose the amounts of assets, liabilities and contingent liabilities of Pacific Coffee at the acquisition date because management of the Group is in the process of determining such amounts.

Pacific Coffee is engaged in the business of trading and retailing of coffee products and operation of coffee shops.

Principal Subsidiaries

Name of Company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Directly held by the Company:						
Chevalier (OA) Holdings Limited	Hong Kong	Ordinary	HK$31,600,000	316,000,000	100	Investment holding
Chevalier iTech (S) Pte. Ltd.	Singapore	Ordinary	S$500,000	500,000	100	Trading of business machines
Chevalier iTech Thai Limited #	Thailand	Ordinary Preference	BAHT18,980,000 BAHT1,020,000	189,800 10,200	100 100	Trading of computer and business machines
Chevalier Network Solutions Thai Limited (Formerly known as Chevalier Telecom (Thailand) Limited)	Thailand	Ordinary	BAHT15,000,000	150,000	100	Trading of telecommunication equipment
Sup Aswin Limited	Thailand	Ordinary	BAHT15,000,000	150,000	100	Property investment
Indirectly held by the Company:						
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading and servicing of computer system and equipment
Chevalier iTech Services Limited	Hong Kong	Ordinary	HK$2	2	100	Trading and servicing of computer and business machines
Chevalier (Network Solutions) Limited	Hong Kong	Ordinary	HK$2	2	100	Network systems and solution services
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading of computer and office equipment and provision of repair and maintenance services

Principal Subsidiaries

Name of Company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	100	Maintenance services
Guangzhou Chevalier iTech Services Co., Ltd.	The Mainland China	Not applicable	HK$5,000,000	Not applicable	100	Maintenance services
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$365,002	365,002	100	Installation of satellite antennae
Chevalier (Biotech) Limited	Hong Kong	Ordinary	HK$2	2	100	Investments in securities
Chevalier iTech Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	Trading of computer and investments in securities
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	100	Property investment and investments in securities

The subsidiary in the Mainland China is wholly foreign owned enterprise.

Preference shares are 10% non-cumulative and every four preference shares of this company carry one vote. All such shares have no right to participate in the distribution of surplus assets in case of winding-up.